P.A.M. Transportation Services, Inc.
2005 Annual Report

0-15057

P.E.
12-31-05

PTSI
Quality Transportation

P.A.M. Transportation Services, Inc. is a transportation holding company organized in June 1986 and conducts its operations through its wholly-owned subsidiaries, P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., T.T.X., Inc., Allen Freight Services, Inc., Decker Transport Co. Inc., East Coast Transport and Logistics, LLC. Transcend Logistics, Inc. and McNeill Express, Inc. The Company is headquartered and maintains its corporate and administrative offices in Tontitown, Arkansas.

TO THE STOCKHOLDERS:

The phrase "what a difference a year makes" could not have more meaning than it does for PTSI for our year.

At the beginning of 2005 our business environment was much the same as what we had experienced throughout the prior year, including challenges in the areas of continued high diesel fuel costs, rising cost of rolling stock, inadequate compensation for services and a critically tight labor market. However, an opportunity presented itself in 2005 which had a significant impact for the carrier side of the trucking industry. The opportunity stemmed from the general shortfall of available trucking capacity to move freight. At long last, the advantage turned from an environment favoring shippers, to one that allowed carriers to negotiate rates that would more fairly compensate them for the services that they provide. This new leverage allowed us, along with a large portion of the trucking industry, to adjust pricing to recover many of the cost increases we had historically been forced to absorb. During the year, our revenue per loaded mile increased from an average of $1.28 per mile for the fourth quarter 2004 to an average of $1.44 per mile for the fourth quarter 2005. Additionally, many customers agreed to a more equitable fuel surcharge program that in turn allowed for the recovery of a larger percentage of fuel cost increases.

This 12.5% increase in freight rates along with the fuel surcharge program improvements gave us the ability to address the critical concern of driver pay.

In 2005, we were able to adjust mileage based pay, as well as, accessorial pay for our drivers. These increases allowed us to become much more competitive in the geographic areas in which we recruit drivers. This resulted in an approximate 6% increase in total drivers from the beginning to the end of the year. With the increased manpower we experienced an increase in utilization, as measured in miles per tractor per work day, of 50 miles per tractor between the first quarter and the fourth quarter of 2005.

In 2005, we have experienced quarter over quarter improvements in most key areas of importance. Total revenue, before fuel surcharges, increased from $309.5 million to $326.4 million, or 5.45% year over year. Operating income increased from $19,185,674 in 2004 to $23,525,934 in 2005, a 22.6% increase. Earnings per share increased 27.7% from $.94 to $1.20 for 2004 and 2005, respectively.

Early into 2006, we are unable to predict with certainty what the future holds in areas such as freight demand and increases in key operating costs. We are hearing reports of sporadic softness in demand. However, we have not as yet experienced any demand decrease of our own. We are hearing a degree of optimism being expressed about the ability to recover expected continued cost increases in equipment, fuel and labor. We share the same optimism on cost recovery.

As I stated in the beginning of this letter, what a difference a year makes. We are pleased with our position as we enter 2006. We've worked hard through 2005 in what is sometimes referred to as the blocking and tackling. We've spent time doing just that, and now it is time to run with the ball.

We appreciate your past support and look forward to the year ahead.

Sincerely,

Robert W. Weaver

Robert W. Weaver
President & Chief Executive Officer
P.A.M. Transportation Services, Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2005

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-15057

P.A.M. TRANSPORTATION SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**71-0633135**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

297 West Henri De Tonti Blvd, Tontitown, Arkansas 72770
(Address of principal executive offices) (Zip Code)

(479) 361-9111
Registrant's telephone number, including area code

Securities registered pursuant to section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, $.01 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

(PAGE INTENTIONALLY LEFT BLANK)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]　　Accelerated filer [X]　　Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ]　No [X]

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant computed by reference to the average of the closing bid and asked prices of the common stock as of the last business day of the registrant's most recently completed second quarter was $89,752,725. Solely for the purposes of this response, executive officers, directors and beneficial owners of more than five percent of the registrant's common stock are considered the affiliates of the registrant at that date.

The number of shares outstanding of the issuer's common stock, as of March 6, 2006: 10,287,607 shares of $.01 par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held in 2006 are incorporated by reference in answer to Part III of this report, with the exception of information regarding executive officers required under Item 10 of Part III, which information is included in Part I, Item 1.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found throughout this Report, including under Item 1, Business, Item 1A, Risk Factors, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A, Quantitative and Qualitative Disclosures About Market Risk. In those and other portions of this Report, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk."

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Report might not transpire.

P.A.M. TRANSPORTATION SERVICES, INC.
FORM 10-K
For the fiscal year ended December 31, 2005
TABLE OF CONTENTS

PART I

Item 1. Business.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "P.A.M.," the "Company," "we," "our," or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.

We are a truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico under agreements with Mexican carriers. Our freight consists primarily of automotive parts, consumer goods, such as general retail store merchandise, and manufactured goods, such as heating and air conditioning units.

P.A.M. Transportation Services, Inc. is a holding company organized under the laws of the State of Delaware in June 1986 which conducts operations through the following wholly owned subsidiaries: P.A.M. Transport, Inc., T.T.X., Inc., P.A.M. Dedicated Services, Inc., P.A.M. Logistics Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Transcend Logistics, Inc., Allen Freight Services, Inc., Decker Transport Co., Inc., East Coast Transport and Logistics, LLC, S & L Logistics, Inc., P.A.M. International, Inc., P.A.M. Canada, Inc. and McNeill Express, Inc. Our operating authorities are held by P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Allen Freight Services, Inc., T.T.X., Inc., Decker Transport Co., Inc., East Coast Transport and Logistics, LLC, and McNeill Express, Inc.

We are headquartered and maintain our primary terminal and maintenance facilities and our corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where the support services (including warranty repair services) for most major tractor and trailer equipment manufacturers are readily available.

In order to conform to industry practice, the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense as had been presented in reports prior to the period ended June 30, 2004. This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

Segment Financial Information

The Company's operations are all in the motor carrier segment and are aggregated into a single operating segment in accordance with the aggregation criteria presented in SFAS 131.

Operations

Our operations can generally be classified into truckload services or brokerage and logistics services. Truckload services include those transportation services in which we utilize company owned tractors or owner-operator owned tractors for the pickup and delivery of freight. The brokerage and logistics services consists of services such as transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight which may or may not involve the usage of company owned or owner-operator owned equipment. Both our truckload operations and our brokerage and logistics operations have similar economic characteristics and are impacted by virtually the same economic factors as discussed elsewhere in this Report. Truckload services operating revenues, before fuel surcharges represented 88.0%, 86.4%, and 86.7% of total operating revenues for the years ended December 31, 2005, 2004, and 2003, respectively. The remaining operating revenues, before fuel surcharge for the same periods were generated by brokerage and logistics services, representing 12.0%, 13.6%, and 13.3%, respectively. Approximately 99% of the Company's revenues are generated by operations conducted in the United States and all of the Company's assets are located or based in the United States.

Business and Growth Strategy

Our strategy focuses on the following elements:

Maintaining Dedicated Fleets in High Density Lanes. We strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. Dedicated fleets in high density lanes enable us to:

- maintain more consistent equipment capacity;
- provide a high level of service to our customers, including time-sensitive delivery schedules;
- attract and retain drivers; and
- maintain a sound safety record as drivers travel familiar routes.

Providing Superior and Flexible Customer Service. Our wide range of services includes dedicated fleet services, logistics services, "just-in-time" delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services, combined with a decentralized regional operating strategy, allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification to ensure that we operate in accordance with approved quality assurance standards.

Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability.

Employing Stringent Cost Controls. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel, operating a late-model fleet of tractors and trailers to minimize maintenance costs, and adopting new technology only when proven and cost justified.

Making Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Our operational integration strategy is to centralize administrative functions of acquired businesses at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.

Industry

The U.S. market for truck-based transportation services is estimated to be approximately $600 billion in annual revenue. The truckload industry is highly fragmented and is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy, coupled with equipment capacity levels, can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels unclear. Availability, attraction, retention and compensation for drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, coupled with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations. The current operating environment is characterized by the following:

- Price increases by tractor and trailer equipment manufacturers, rising fuel costs, and intense competition for drivers.

- In the last few years, many less profitable or undercapitalized carriers have been forced to consolidate or to exit the industry.

Competition

The trucking industry is highly competitive and includes thousands of carriers, none of which dominates the market in which the Company operates. The Company's market share is less than 1% and we compete primarily with other irregular route medium- to long-haul truckload carriers, with private carriage conducted by our existing and potential customers, and, to a lesser extent, with the railroads. Increased competition has resulted from deregulation of the trucking industry. We compete on the basis of quality of service and delivery performance, as well as price. Many of the other irregular route long-haul truckload carriers have substantially greater financial resources, own more equipment or carry a larger total volume of freight.

Marketing and Significant Customers

Our marketing emphasis is directed to that portion of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a "core carrier" for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including those in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.

Our marketing efforts are conducted by a sales staff of four employees who are located in our major markets and supervised from our headquarters. These individuals work to improve profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.

Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 57%, 62% and 64% of our total revenues in 2005, 2004 and 2003, respectively. General Motors Corporation accounted for approximately 39%, 44% and 46% of our revenues in 2005, 2004 and 2003, respectively.

We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. Approximately 52%, 56% and 58% of our revenues were derived from transportation services provided to the automobile industry during 2005, 2004 and 2003, respectively. This portion of our business, however, is spread over 17 assembly plants and over 45 suppliers/vendors located throughout North America, which we believe reduces the risk of a material loss of business.

Revenue Equipment

At December 31, 2005, we operated a fleet of 1,792 tractors and 4,406 trailers. We operate late-model, well-maintained premium tractors to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our tractors at 500,000 miles, which normally occurs 30 to 48 months after purchase. The following table provides information regarding our tractor and trailer turnover and the age of our fleet over the past three years:

	2005	2004	2003
Tractors			
Additions	497	502	781
Deletions	562	558	649
End of year total	1,792	1,857	1,913
Average age at end of year (in years)	1.4	1.7	1.9
Trailers			
Additions	883	803	991
Deletions	734	721	789
End of year total	4,406	4,257	4,175
Average age at end of year (in years)	3.9	4.7	5.2

We historically have contracted with owner-operators to provide and operate a small portion of our tractor fleet. Owner-operators provide their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. At December 31, 2005 the Company's tractor fleet included 50 owner-operator tractors.

Effective October 1, 2002, all newly manufactured truck engines must comply with new engine emission standards mandated by the Environmental Protection Agency ("EPA"). All truck engines manufactured prior to October 1, 2002 are not subject to these new standards. As of December 31, 2005, approximately 90% of the Company-owned truck fleet consisted of trucks with the post-October 2002 engines. The Company has experienced a reduction in fuel efficiency to date, and increased depreciation expense due to the higher cost of the new engines. A new set of more stringent emissions standards mandated by the EPA will become effective for newly manufactured trucks beginning in January 2007 (phase 2) and in January 2010 (phase 3). The Company expects that the engines produced under the new standards will be less fuel-efficient and have a higher cost than the current engines.

Technology

We have installed Qualcomm Omnitracs™ display units in all of our tractors. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer which increases productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to optimize our tractor-to-trailer ratio, we have also installed Qualcomm TrailerTracs™ tracking units in all of our trailers. The TrailerTracs system is a tethered trailer tracking product that enables us to more efficiently track the location of all trailers in our inventory as they connect to and disconnect from Qualcomm-equipped tractors.

Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

Maintenance

We have a strictly enforced comprehensive preventive maintenance program for our tractors and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both tractors and trailers. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

Our tractors carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the tractor manufacturer and manufacturers of major components, such as engine, transmission and differential manufacturers, for up to four years or 500,000 miles. Trailers carry full warranties by the manufacturer and major component manufacturers for up to five years.

Employees

At December 31, 2005, we employed 3,035 persons, of whom 2,547 were drivers, 140 were maintenance personnel, 203 were employed in operations, 16 were employed in marketing, 60 were employed in safety and personnel, and 69 were employed in general administration and accounting. None of our employees are represented by a collective bargaining unit and we believe that our employee relations are good.

Drivers

At December 31, 2005, we utilized 2,547 company drivers in our operations. We also had 50 owner-operators under contract compensated on a per mile basis. Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at several of our terminals. At December 31, 2005, we employed 60 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

Executive Officers of the Registrant

Our executive officers are as follows:

Name	Age	Position with Company	Years of Service With P.A.M.
Robert W. Weaver	56	President and Chief Executive Officer	23
W. Clif Lawson	52	Executive Vice President and Chief Operating Officer	21
Larry J. Goddard	47	Vice President - Finance, Chief Financial Officer, Secretary and Treasurer	18

Each of our executive officers has held his present position with the Company for at least the last five years. The Company has entered into an employment agreement with the President and Chief Executive Officer that expires on June 30, 2006. The Company has the option to extend the employment agreement for two consecutive years following the June 30, 2006 expiration date for an additional one year at a time.

Internet Web Site

The Company maintains a web site where additional information concerning its business can be found. The address of that web site is www.pamt.com. The Company makes available free of charge on its Internet web site its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission.

Seasonality

Our revenues do not exhibit a significant seasonal pattern due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

Regulation

We are a common and contract motor carrier regulated by various federal and state agencies. We are subject to safety requirements prescribed by the U.S. Department of Transportation ("DOT"). Such matters as weight and dimension of equipment are also subject to federal and state regulations. All of our drivers are required to obtain national driver's licenses pursuant to the regulations promulgated by the DOT. Also, DOT regulations impose mandatory drug and alcohol testing of drivers. We believe that we are in compliance in all material respects with applicable regulatory requirements relating to our trucking business and operate with a "satisfactory" rating (the highest of three grading categories) from the DOT.

Our motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters, and our operations involve certain inherent environmental risks. We maintain five bulk fuel storage and fuel islands. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and assure compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews so that we can achieve environmental compliance and avoid environmental risk. We transport a minimum amount of environmentally hazardous substances and, to date, have experienced no significant claims for hazardous materials shipments. If we should fail to comply with applicable regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Company operations conducted in industrial areas, where truck terminals and other industrial activities are conducted, and where groundwater or other forms of environmental contamination have occurred, potentially expose us to claims that we contributed to the environmental contamination.

We believe we are currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations.

In addition to environmental regulations directly affecting our business, we are also subject to the effects of new tractor engine design requirements implemented by the EPA effective October 1, 2002. See "Revenue Equipment", above.

The Federal Motor Carrier Safety Administration ("FMCSA") issued a final rule on April 24, 2003 that made several changes to the regulations that govern truck drivers' hours of service ("HOS"). These new federal regulations became effective on January 4, 2004. On July 16, 2004, the U.S. Circuit Court of Appeals for the District of Columbia rejected these new hours of service rules for truck drivers that had been in place since January 2004 because it said the FMCSA had failed to address the impact of the rules on the health of drivers as required by Congress. In addition, the judge's ruling noted other areas of concern including the increase in driving hours from 10 hours to 11 hours, the exception that allows drivers in trucks with sleeper berths to split their required rest periods, the new rule allowing drivers to reset their 70-hour clock to 0 hours after 34 consecutive hours off duty, and the decision by the FMCSA not to require the use of electronic onboard recorders to monitor driver compliance. On September 30, 2004, the extension of the Federal highway bill signed into law by the President of the United States extended the current hours of service rules for one year or until the FMCSA developed a new set of regulations, whichever came first. On January 24, 2005, the FMCSA re-proposed its April 2003 HOS rules, adding references to how the rules would affect driver health, but making no changes to the regulations. The FMCSA sought public comments by March 10, 2005 on what changes to the rule, if any, were necessary to respond to the concerns raised by the court, and to provide data or studies that would support changes to, or continued use of, the 2003 rule. Effective October 1, 2005, the April 2003 HOS rules became effective with the most significant change requiring drivers that utilize the sleeper berth provision to take at least eight consecutive hours in the sleeper berth during their ten hours off-duty. Under previous regulations, drivers were allowed to split their ten hour off-duty time in the sleeper berth into two periods, provided neither period was less than two hours. This more restrictive sleeper berth provision may impact multiple-stop shipments and those shipments incurring delays in loading or unloading. Improper planning on such shipments could result in delivery delays and equipment utilization inefficiencies.

Item 1A. Risk Factors.

Set forth below and elsewhere in this Report and in other documents we file with the SEC are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.

These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;

- some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

- many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

- the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

- competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

- economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.

A significant portion of our revenue is generated from our major customers. For 2005, our top five customers, based on revenue, accounted for approximately 57% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 39% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 52% of our revenues for 2005 were derived from transportation services provided to the automobile industry.

Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a material adverse effect on our business and operating results.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. The Company is self insured for health and workers compensation insurance coverage up to certain limits. If medical costs continue to increase, or if the severity or number of claims increase, and if we are unable to offset the resulting increases in expenses with higher freight rates, our earnings could be materially and adversely affected.

We may be unable to successfully integrate businesses we acquire into our operations.

Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Difficulty in attracting drivers could affect our profitability and ability to grow.

Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to further adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

We are highly dependent upon the services of the following key employees: Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at five of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

The EPA recently adopted new emissions control regulations, which require progressive reductions in exhaust emissions from diesel engines through 2010, for engines manufactured in October 2002 and thereafter. In part to offset the costs of compliance with the new EPA engine design requirements, some manufacturers have significantly increased new equipment prices and eliminated or sharply reduced the price of repurchase or trade-in commitments. If new equipment prices were to increase, or if the price of repurchase commitments by equipment manufacturers were to decrease, more than anticipated, we may be required to increase our depreciation and financing costs and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations could be adversely affected. If our fuel or maintenance expenses were to increase as a result of our use of the new, EPA-compliant engines, and we are unable to offset such increases with fuel surcharges or higher freight rates, our results of operations could be adversely affected. Further, our business and operations could be adversely impacted if we experience problems with the reliability of the new engines. We began operating tractors with engines meeting the EPA guidelines during 2003. Although we have not experienced any significant reliability issues with these engines to date, the expenses associated with the tractors containing these engines have been slightly elevated, primarily as a result of lower fuel efficiency and slightly higher depreciation.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our executive offices and primary terminal facilities, which we own, are located in Tontitown, Arkansas. These facilities are located on approximately 49.3 acres and consist of 114,403 square feet of office space and maintenance and storage facilities.

Our subsidiaries lease facilities in Jacksonville, Florida; Breese and Effingham, Illinois; Parsippany and Paulsboro, New Jersey; North Jackson, Ohio; Oklahoma City, Oklahoma; and Laredo, and El Paso, Texas. Our terminal facilities in Columbia, Mississippi; Irving, Texas; North Little Rock, Arkansas; and Willard, Ohio are owned. The leased facilities are leased primarily on a month-to-month basis. The following provides a summary of the ownership and types of activities conducted at each location:

Location	Own/ Lease	Dispatch Office	Maintenance Facility	Safety Training
Tontitown, Arkansas	Own	Yes	Yes	Yes
North Little Rock, Arkansas	Own	Yes	Yes	Yes
Jacksonville, Florida	Lease	Yes	Yes	Yes
Breese, Illinois	Lease	Yes	No	No
Effingham, Illinois	Lease	No	Yes	No
Columbia, Mississippi	Own	Yes	Yes	No
Parsippany, New Jersey	Lease	Yes	Yes	Yes
Paulsboro, New Jersey	Lease	Yes	No	No
North Jackson, Ohio	Lease	Yes	Yes	Yes
Willard, Ohio	Own	Yes	Yes	No
Oklahoma City, Oklahoma	Lease	Yes	Yes	Yes
El Paso, Texas	Lease	Yes	Yes	No
Irving, Texas	Own	Yes	Yes	Yes
Laredo, Texas	Lease	Yes	Yes	No

We also have access to trailer drop and relay stations in various other locations across the country. We lease certain of these facilities on a month-to-month basis from an affiliate of our largest shareholder.

We believe that all of the properties that we own or lease are suitable for their purposes and adequate to meet our needs.

Item 3. Legal Proceedings.

The nature of the our business routinely results in litigation, primarily involving claims for personal injuries and property damage incurred in the transportation of freight. We believe that all such routine litigation is adequately covered by insurance and that adverse results in one or more of those cases would not have a material adverse effect on our financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter ended December 31, 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ National Market under the symbol PTSI. The following table sets forth, for the quarters indicated, the range of the high and low bid prices per share for our common stock as reported on the NASDAQ National Market. Such quotations reflect inter-dealer prices, without retail markups, markdowns or commissions and, therefore, may not necessarily represent actual transactions.

Calendar Year Ended December 31, 2005

	High	Low
First Quarter	$19.49	$16.47
Second Quarter	17.35	13.43
Third Quarter	17.90	15.71
Fourth Quarter	18.85	15.16

Calendar Year Ended December 31, 2004

	High	Low
First Quarter	$22.31	$15.97
Second Quarter	19.30	16.43
Third Quarter	19.42	16.72
Fourth Quarter	21.01	17.51

As of March 6, 2006, there were approximately 192 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock for the two most recent fiscal years. The policy of our board of directors is to retain earnings for the expansion and development of our business and the payment of our debt service obligations. Future dividend policy and the payment of dividends, if any, will be determined by the board of directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the board.

Repurchases of Common Stock

On October 24, 2003, the Company announced the approval by the Board of Directors of a stock repurchase program in which the Company was authorized to purchase 300,000 shares of its common stock at prevailing market prices over a twelve month period. The stock repurchase program expired during the fourth quarter of 2004 with no purchases by the Company during the authorized twelve month period.

On April 11, 2005, the Company announced that the Board of Directors had authorized the Company to repurchase up to 600,000 shares of its common stock during the six month period ending October 11, 2005. These 600,000 shares were all repurchased by September 30, 2005. On September 6, 2005, the Company announced that its Board of Directors had authorized the Company to extend the stock repurchase program until September 6, 2006 and to include up to an additional 900,000 shares of its common stock.

The following table summarizes the Company's common stock repurchases during the fourth quarter of 2005 made pursuant to this authorization. No shares were purchased during the quarter other than through this program, and all purchases were made by or on behalf of the Company and not by any "affiliated purchaser".

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
October 1, 2005 – October 31, 2005	50,000	$15.8900	50,000	850,000
November 1, 2005 – November 30, 2005	100,000	17.4750	100,000	750,000
December 1, 2005 – December 31, 2005	308,600	17.1284	308,600	441,400
Total	458,600	$17.0689	458,600	441,400

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report for a presentation of compensation plans under which equity securities of the Company are authorized for issuance.

Item 6. Selected Financial Data.

The following selected financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Report.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except earnings per share amounts)				
Statement of Operations Data:					
Operating revenues:					
Operating revenues, before fuel surcharge	$ 326,353	$ 309,475	$ 293,547	$ 264,012	$ 225,794
Fuel surcharge (1)	34,527	15,591	7,491	2,042	5,608
Total operating revenues	360,880	325,066	301,038	266,054	231,402
Operating expenses:					
Salaries, wages and benefits	122,005	119,519	119,350	115,432	100,359
Operating supplies (1)	104,131	77,363	63,241	53,203	48,897
Rent and purchased transportation	39,074	38,938	35,287	9,780	10,526
Depreciation and amortization	31,376	30,016	26,601	24,715	20,300
Operating taxes and licenses	15,776	15,488	14,710	13,467	11,936
Insurance and claims	15,992	15,820	13,500	12,786	10,202
Communications and utilities	2,648	2,690	2,540	2,284	2,320
Other	6,205	5,131	4,755	4,620	4,707
Loss on sale or disposal of property	147	915	368	127	886
Total operating expenses	337,354	305,880	280,352	236,414	210,133
Operating income	23,526	19,186	20,686	29,640	21,269
Non-operating income	477	464	276	-	-
Interest expense	(1,881)	(1,758)	(1,667)	(1,985)	(4,477)
Income before income taxes	22,122	17,892	19,295	27,655	16,792
Income taxes	8,983	7,304	7,805	11,062	6,721
Net income	$ 13,139	$ 10,588	$ 11,490	$ 16,593	$ 10,071
Earnings per common share:					
Basic	$ 1.20	$ .94	$ 1.02	$ 1.56	$ 1.18
Diluted	$ 1.20	$ .94	$ 1.01	$ 1.55	$ 1.18
Average common shares outstanding - Basic	10,966	11,298	11,291	10,669	8,522
Average common shares outstanding - Diluted(2)	10,976	11,324	11,326	10,715	8,550

(1) In order to conform to industry practice, during 2004 the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense. This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

(2) Diluted income per share for 2005, 2004, 2003, 2002 and 2001 assumes the exercise of stock options to purchase an aggregate of 22,297, 62,224, 77,758, 87,984 and 107,369 shares of common stock, respectively.

	At December 31,				
	2005	2004	2003	2002	2001
Balance Sheet Data:			(in thousands)		
Total assets	$293,441	$285,349	$264,849	$228,320	$182,516
Long-term debt, excluding current portion	39,693	23,225	26,740	20,175	47,023
Stockholders' equity	164,762	168,543	156,875	144,452	72,597

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Operating Data:					
Operating ratio (1)	92.8%	93.8%	92.9%	88.7%	90.6%
Average number of truckloads per week	6,946	7,278	7,105	6,463	5,399
Average miles per trip	680	664	701	755	769
Total miles traveled (in thousands)	228,624	235,894	242,890	238,256	204,303
Average miles per tractor	125,479	127,124	131,934	136,772	131,554
Average revenue, before fuel surcharge per tractor per day	$ 740	$ 684	$ 653	$ 621	$ 591
Average revenue, before fuel surcharge per loaded mile	$ 1.33	$ 1.19	$ 1.13	$ 1.15	$ 1.17
Empty mile factor	5.5%	4.7%	4.5%	4.0%	5.5%
At end of period:					
Total company-owned/leased tractors	1,792(2)	1,857(3)	1,913(4)	1,781(5)	1,660(6)
Average age of tractors (in years)	1.43	1.70	1.94	2.12	1.81
Total trailers	4,406	4,257	4,175	3,973	3,932
Average age of trailers (in years)	3.92	4.69	5.15	5.74	5.31
Number of employees	3,035	2,736	2,765	2,538	2,424

(1) Total operating expenses, net of fuel surcharge as a percentage of operating revenues, before fuel surcharge.
(2) Includes 50 owner operator tractors; (3) Includes 85 owner operator tractors; (4) Includes 103 owner operator tractors.
(5) Includes 130 owner operator tractors; (6) Includes 135 owner operator tractors.

During 2002, the Company received approximately $54.8 million from a public offering of 2,621,250 shares of its common stock and used approximately $43.0 million of the proceeds to repay long-term debt obligations with the remaining proceeds used to fund capital expenditures and finance general working capital needs. As a result, the Company experienced an increase in total assets, a decrease in long-term debt, and an increase in stockholders' equity as of December 31, 2002 when compared to December 31, 2001.

During 2003, the Company acquired a freight brokerage company and a truckload motor carrier which when combined, contributed approximately $40.7 million in additional revenues and $.07 in diluted earnings per share for the year ended December 31, 2003 when compared to revenues and diluted earnings per share for the year ended December 31, 2002. The acquisition of the truckload motor carrier also resulted in an increase in our fleet size of 122 tractors and 221 trailers during 2003 as compared to 2002. For additional information with respect to business acquisitions, see Note 19 to our consolidated financial statements.

The Company has not declared or paid any cash dividends during any of the periods presented above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Overview

The Company's administrative headquarters are in Tontitown, Arkansas. From this location we manage operations conducted through wholly owned subsidiaries based in various locations around the United States and Canada. The operations of these subsidiaries can generally be classified into either truckload services or brokerage and logistics services. Truckload services include those transportation services in which we utilize company owned tractors or owner-operator owned tractors. Brokerage and logistics services consist of services such as transportation scheduling, routing, mode selection, transloading and other value added services related to the transportation of freight which may or may not involve the usage of company owned or owner-operator owned equipment. Both our truckload operations and our brokerage/logistics operations have similar economic characteristics and are impacted by virtually the same economic factors as discussed elsewhere in this Report. All of the Company's operations are in the motor carrier segment.

For both operations, substantially all of our revenue is generated by transporting freight for customers and is predominantly affected by the rates per mile received from our customers, equipment utilization, and our percentage of non-compensated miles. These aspects of our business are carefully managed and efforts are continuously underway to achieve favorable results. Truckload services revenues, excluding fuel surcharges, represented 88.0%, 86.4%, and 86.7% of total revenues, excluding fuel surcharges for the twelve months ended December 31, 2005, 2004, and 2003, respectively.

The main factors that impact our profitability on the expense side are costs incurred in transporting freight for our customers. Currently our most challenging costs include fuel, driver recruitment, training, wage and benefit costs, independent broker costs (which we record as purchased transportation), insurance, and maintenance and capital equipment costs.

In discussing our results of operations we use revenue, before fuel surcharge, (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue allows a more consistent basis for comparing our results of operations from period to period. During 2005, 2004 and 2003, approximately $34.5 million, $15.6 million and $7.5 million of the Company's total revenue was generated from fuel surcharges. We also discuss certain changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe the high variable cost nature of certain expenses makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Results of Operations - Truckload Services

The following table sets forth, for truckload services, the percentage relationship of expense items to operating revenues, before fuel surcharges, for the periods indicated. Operating supplies expense, which includes fuel costs, are shown net of fuel surcharges.

	Years Ended December 31,		
	2005	2004	2003
Operating revenues, before fuel surcharge	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	41.8	43.8	46.2
Operating supplies, net of fuel surcharge	24.6	23.3	22.0
Rent and purchased transportation	1.2	0.6	0.3
Depreciation and amortization	10.9	11.2	10.4
Operating taxes and licenses	5.5	5.8	5.8
Insurance and claims	5.5	5.9	5.3
Communications and utilities	0.9	0.9	0.9
Other	1.8	1.7	1.6
Loss on sale or disposal of property	0.1	0.3	0.1
Total operating expenses	92.3	93.5	92.6
Operating income	7.7	6.5	7.4
Non-operating income	0.1	0.2	0.1
Interest expense	(0.5)	(0.5)	(0.5)
Income before income taxes	7.3%	6.2%	7.0%

2005 Compared to 2004

For the year ended December 31, 2005, truckload services revenue, before fuel surcharges, increased 7.3% to $287.1 million as compared to $267.5 million for the year ended December 31, 2004. The increase was due to a 10.8% increase in the average rate per total mile charged to customers from $1.13 during 2004 to $1.26 during 2005. The revenue growth attributable to the increase in the average rate per total mile was partially offset by a 3.1% reduction in total miles traveled from 235.9 million during 2004 to 228.6 million during 2005.

Salaries, wages and benefits decreased from 43.8% of revenues, before fuel surcharges, in 2004 to 41.8% of revenues, before fuel surcharges, in 2005. The decrease relates primarily to a decrease in driver lease expense, which is a component of salaries, wages and benefits, as the average number of owner operators under contract decreased from 93 during 2004 to 66 during 2005. The decrease associated with driver lease expense was partially offset by an increase in amounts paid to the corresponding company driver replacement, and in other costs normally absorbed by the owner operator such as repairs and fuel. Although to a lesser degree, the effect of higher revenues without a corresponding increase in those wages with fixed cost characteristics, such as general and administrative wages, also contributed to the decrease in salaries, wages and benefits as a percentage of revenues, before fuel surcharges. During January 2006 the Company implemented a driver pay increase ranging from $.01 to $.03 per mile depending on individual driver qualifications and expect salaries, wages and benefits to increase as a result.

Operating supplies and expenses increased from 23.3% of revenues, before fuel surcharges, in 2004 to 24.6% of revenues, before fuel surcharges, in 2005. The increase was primarily due to higher fuel costs resulting from a 34.4% increase in the average price per gallon paid by the Company during 2005 as compared to 2004. During periods of rising fuel prices the Company is often able to recoup at least a portion of the increase through fuel surcharges passed along to its customers. Fuel costs, net of fuel surcharges, increased to $47.6 million in 2005 from $40.7 million in 2004. The Company collected approximately $34.5 million in fuel surcharges during 2005 and $15.6 million during 2004. Fuel costs were also affected by the replacement of owner operators with Company drivers as discussed above.

Rent and purchased transportation increased from 0.6% of revenues, before fuel surcharges, in 2004 to 1.2% of revenues, before fuel surcharges, in 2005. The increase relates primarily to an increase in amounts paid to third party transportation service providers for intermodal services.

Depreciation and amortization decreased from 11.2% of revenues, before fuel surcharges, in 2004 to 10.9% of revenues, before fuel surcharges, in 2005. Depreciation expense increased from $29.9 million during 2004 to $31.3 million during 2005 primarily due to higher new tractor and trailer prices coupled with decreased residual trade-in values guaranteed by the manufacturer, however as a percentage of revenues, before fuel surcharges, a decrease results from the interaction of increased revenues from an increased rate per mile charged to customers and the fixed cost nature of depreciation expense.

Operating taxes and licenses decreased from 5.8% of revenues, before fuel surcharges, in 2004 to 5.5% of revenues, before fuel surcharges, in 2005. Operating taxes and licenses which consist primarily of fuel taxes and tractor and trailer registration fees increased slightly from $15.5 million during 2004 to $15.8 million during 2005. Fuel tax expense is primarily affected by both the number of miles traveled and the miles-per-gallon (mpg) achieved. During 2005 the Company experienced a lower mpg of 6.11 as compared to a mpg of 6.31 during 2004, resulting primarily from the replacement of older tractors with new tractors containing engines which comply with the EPA mandated lower emissions standards. The increased costs associated with a lower mpg were offset by a decrease in the number of miles traveled during 2005 to 228.6 million from 235.9 million during 2004. Tractor and trailer registration fees, the majority of which are fixed on a per unit basis, did not change significantly as the number of units remained relatively the same, however the fixed cost nature of these expenses did decrease as a percentage of revenues, before fuel surcharges due to higher revenues during 2005 as compared to 2004.

Insurance and claims expense decreased from 5.9% of revenues, before fuel surcharges, in 2004 to 5.5% of revenues, before fuel surcharges, in 2005. The decrease was the result of renegotiations with one of the Company's insurance providers to change the method of determining the Company's auto liability insurance premiums. Previously, the Company's auto liability premiums were determined using a specified rate per one hundred dollars of revenue including fuel surcharges. This method had the unintended consequence of penalizing the Company with increased insurance costs solely from passing higher fuel costs along to its customers in the form of fuel surcharges. The method of determining the Company's auto liability premium is now based on the number of miles traveled instead of revenue generated.

Other expenses increased from 1.7% of revenues, before fuel surcharges, in 2004 to 1.8% of revenues, before fuel surcharges, in 2005. The increase relates to the combined net effect of an increase in current amounts written off as uncollectible truckload services revenues and a decrease in recoveries of prior year uncollectible truckload services revenue during 2005 as compared to 2004. During 2005 the Company expensed an additional $1.0 million of truckload services accounts receivable as uncollectible without any significant recoveries related to prior years. During 2004 $100,000 was expensed as uncollectible truckload services accounts receivable, however this amount was completely offset by the recovery of $635,000 during 2004 related to the settlement of a lawsuit which allowed the Company to recapture approximately $635,000 of previously reported expense. The increase in other expenses was partially offset by a decrease in amounts paid for advertising expense during 2005 as compared to 2004.

The truckload services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, decreased to 92.3% for 2005 from 93.5% for 2004.

2004 Compared to 2003

For the year ended December 31, 2004, truckload services revenue, before fuel surcharges, increased 5.1% to $267.5 million as compared to $254.6 million for the year ended December 31, 2003. Approximately $3.6 million of the $12.9 million increase was attributable to the McNeill Trucking, Inc. asset acquisition which closed on April 3, 2003 and therefore had no comparable revenue for the first three months of 2003. The remaining increase was due to an increase in the average rate per total mile charged to customers from $1.08 during 2003 to $1.13 during 2004.

Salaries, wages and benefits decreased from 46.2% of revenues, before fuel surcharges, in 2003 to 43.8% of revenues, before fuel surcharges, in 2004. The decrease relates to the effect of a higher average rate per mile charged to customers without a corresponding increase in salaries and wages. However, effective October 1, 2004 a driver pay increase of approximately $.03 per mile was implemented which began to partially offset the benefit of recent rate increases charged to customers. Driver lease expense which is a component of salaries, wages and benefits, also decreased during 2004 as the average number of owner operators under contract decreased from 118 during 2003 to 93 during 2004. This decrease in driver lease expense was partially offset by an increase in amounts paid to the corresponding company driver replacement, and in other costs normally absorbed by the owner operator such as repairs and fuel. Also contributing to the decrease in salaries, wages and benefits was the continued benefit of the restructuring of workers compensation plans which resulted in a decrease in amounts expensed for workers compensation coverage.

Operating supplies and expenses increased from 22.0% of revenues, before fuel surcharges, in 2003 to 23.3% of revenues, before fuel surcharges, in 2004. The increase was primarily due to higher fuel costs resulting from a 20.9% increase in the average price per gallon paid by the Company during 2004 as compared to 2003. During periods of rising fuel prices the Company is often able to recoup at least a portion of the increase through fuel surcharges passed along to its customers. Fuel costs, net of fuel surcharges, increased to $40.7 million in 2004 from $35.6 million in 2003. The Company collected approximately $15.6 million in fuel surcharges during 2004 and $7.3 million during 2003. Fuel costs were also affected by the replacement of owner operators with Company drivers as discussed above. Also contributing to the increase in operating supplies and expenses were increased costs associated with our student training program as the number of students increased during 2004 as compared to 2003.

Rent and purchased transportation increased from 0.3% of revenues, before fuel surcharges, in 2003 to 0.6% of revenues, before fuel surcharges, in 2004. The increase relates primarily to rental and mileage fees incurred on equipment used past scheduled trade-in dates due to manufacturers' delays in providing replacement equipment.

Depreciation and amortization increased from 10.4% of revenues, before fuel surcharges, in 2003 to 11.2% of revenues, before fuel surcharges, in 2004. The increase was primarily due to the combined effect of higher tractor purchase prices and lower tractor guaranteed residual values offered by manufacturers.

Insurance and claims expense increased from 5.3% of revenues, before fuel surcharges, in 2003 to 5.9% of revenues, before fuel surcharges, in 2004. The increase in expense relates to the purchase of additional auto liability coverage which was not in place during 2003 and to an increase in the amount of auto liability claims incurred by the Company.

Other expenses increased from 1.6% of revenues, before fuel surcharges, in 2003 to 1.7% of revenues, before fuel surcharges, in 2004. The increase relates to an increase in amounts paid for both driver recruitment advertising and fees paid to the Company's external auditors both of which were partially offset by the settlement of a lawsuit which allowed the Company to recapture approximately $635,000 of previously reported expense. The recapture contributed approximately $.03 to both diluted and basic earnings per share.

The truckload services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, increased to 93.5% for 2004 from 92.6% for 2003.

Results of Operations - Logistics and Brokerage Services

The following table sets forth, for logistics and brokerage services, the percentage relationship of expense items to operating revenues, before fuel surcharges, for the periods indicated. Brokerage service operations occur specifically in certain divisions; however, brokerage operations occur throughout the Company in similar operations having substantially similar economic characteristics. Rent and purchased transportation, which includes costs paid to third party carriers, are shown net of fuel surcharges.

	Years Ended December 31,		
	2005	2004	2003
Operating revenues, before fuel surcharge	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	5.1	5.5	4.7
Operating supplies, net of fuel surcharge	0.0	0.0	0.0
Rent and purchased transportation	88.0	87.8	88.2
Depreciation and amortization	0.2	0.3	0.3
Operating taxes and licenses	0.0	0.0	0.0
Insurance and claims	0.1	0.1	0.1
Communications and utilities	0.4	0.4	0.4
Other	2.5	1.6	1.8
Loss on sale or disposal of property	0.0	0.0	0.0
Total operating expenses	96.3	95.7	95.5
Operating income	3.7	4.3	4.5
Non-operating income	0.0	0.0	0.0
Interest expense	(0.6)	(0.6)	(1.0)
Income before income taxes	3.1%	3.7%	3.5%

2005 Compared to 2004

Logistics and brokerage services revenues, before fuel surcharges, decreased 6.6% to $39.2 million for the year ended December 31, 2005 as compared to $42.0 million for the year ended December 31, 2004. The decrease was primarily due to a 17.2% decrease in the number of loads serviced by the Company during 2005 as compared to 2004. This decrease was partially offset by an increase in the average revenue collected per load resulting from increased fees charged by the Company.

Salaries, wages and benefits decreased from 5.5% of revenues, before fuel surcharges, in 2004 to 5.1% of revenues, before fuel surcharges, in 2005. The decrease relates to a decrease in the number of employees employed by the logistics and brokerage services division.

Other expenses increased from 1.6% of revenues, before fuel surcharges, in 2004 to 2.5% of revenues, before fuel surcharges, in 2005. The increase relates to an increase in amounts written off as uncollectible logistics and brokerage services revenues during 2005 as compared to 2004.

The logistics and brokerage services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, increased to 96.3% for 2005 from 95.7% for 2004.

2004 Compared to 2003

Logistics and brokerage services revenues, before fuel surcharges, increased 7.7% to $42.0 million for the year ended December 31, 2004 as compared to $39.0 million for the year ended December 31, 2003. Approximately $2.6 million of the increase was attributable to the additional one month revenues, before fuel surcharges, for 2004, generated by East Coast Transport, Inc. which was acquired January 31, 2003.

Salaries, wages and benefits increased from 4.7% of revenues, before fuel surcharges, in 2003 to 5.5% of revenues, before fuel surcharges, in 2004. The increase relates to the hiring of an administrative staff at East Coast Transport, LLC for functions which had previously been outsourced to a third party and to an increase in corporate general and administrative salaries being allocated to the division.

Rent and purchased transportation decreased from 88.2% of revenues, before fuel surcharges, in 2003 to 87.8% of revenues, before fuel surcharges, in 2004. The decrease reflects the change attributable to higher rates collected from customers without a corresponding increase in cost.

Other expenses decreased from 1.8% of revenues, before fuel surcharges, in 2003 to 1.6% of revenues, before fuel surcharges, in 2004. The decrease relates to a decrease in amounts paid for professional services due to the hiring of an administrative staff at East Coast Transport, LLC for functions which had previously been outsourced.

The logistics and brokerage services division operating ratio, which measures the ratio of operating expenses, net of fuel surcharges, to operating revenues, before fuel surcharges, increased to 95.7% for 2004 from 95.5% for 2003.

Results of Operations - Combined Services

2005 Compared to 2004

Net income for all divisions was $13.1 million, or 4.0% of revenues, before fuel surcharge for 2005 as compared to $10.6 million or 3.4% of revenues, before fuel surcharge for 2004. The increase in net income combined with the effect of treasury stock repurchases resulted in an increase in diluted earnings per share to $1.20 for 2005 compared to $.94 for 2004.

2004 Compared to 2003

Net income for all divisions was $10.6 million, or 3.4% of revenues, before fuel surcharge for 2004 as compared to $11.5 million or 3.9% of revenues, before fuel surcharge for 2003. The decrease in net income resulted in a decrease in diluted earnings per share to $.94 for 2004 compared to $1.01 for 2003.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of our last eight fiscal quarters through December 31, 2005. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

	Quarter Ended							
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(unaudited) (in thousands, except earnings per share data)							
Operating revenues (1)	$86,192	$91,027	$88,484	$95,177	$80,120	$82,284	$79,080	$83,582
Total operating expenses (1)	81,034	84,479	84,471	87,370	76,322	75,734	73,491	80,333
Operating income	5,158	6,548	4,013	7,807	3,798	6,550	5,589	3,249
Net income	2,903	3,680	2,213	4,343	2,031	3,647	3,148	1,762
Earnings per common share:								
Basic	$0.26	$0.33	$0.20	$0.41	$0.18	$0.32	$0.28	$0.16
Diluted	$0.26	$0.33	$0.20	$0.41	$0.18	$0.32	$0.28	$0.16

(1) In order to conform to industry practice, during 2004 the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense. This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, proceeds from the sales of revenue equipment, issuances of equity securities, and borrowings under our line of credit.

During 2005, we generated $23.6 million in cash from operating activities compared to $44.7 million and $37.9 million in 2004 and 2003, respectively. Investing activities used $40.9 million in cash during 2005 compared to $24.7 million and $68.4 million in 2004 and 2003, respectively. The cash used in all three years related primarily to the purchase of revenue equipment (tractors and trailers) used in our operations. Financing activities used $1.2 million in cash during 2005 compared to $3.4 million used in 2004 and to $2.8 million generated in 2003. See Consolidated Statements of Cash Flows.

Our primary use of funds is for the purchase of revenue equipment. We typically use our existing lines of credit on an interim basis, in addition to cash flows from operations, to finance capital expenditures and repay long-term debt. During 2005 and 2004, we utilized cash on hand and our lines of credit to finance revenue equipment purchases for an aggregate of $60.8 million and $52.7 million, respectively.

Occasionally we finance the acquisition of revenue equipment through installment notes with fixed interest rates and terms ranging from 36 to 48 months, however as of December 31, 2005 and 2004, we had no outstanding indebtedness under such installment notes.

In order to maintain our tractor and trailer fleet count it is often necessary to purchase replacement units and place them in service before trade units are removed from service. The timing difference created during this process often requires the Company to pay for new units without any reduction in price for trade units. In this situation, the Company later receives payment for the trade units as they are delivered to the equipment vendor and have passed vendor inspection. During the twelve months ended December 31, 2005 and 2004, the Company received approximately $17.4 million and $24.3 million, respectively, for units delivered for trade.

We maintain a $20.0 million revolving line of credit and a $30.0 million revolving line of credit (Line A and Line B, respectively) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (determined as of the first day of each month) plus 1.40%, (5.69% at December 31, 2005) are secured by our accounts receivable and mature on May 31, 2006, however the Company has the intent and ability to extend the terms of this line of credit for an additional one year period until May 31, 2007. At December 31, 2005 outstanding advances on line A were approximately $17.5 million, including $310,000 in letters of credit, with availability to borrow $2.5 million. Amounts outstanding under Line B bear interest at LIBOR (determined on the last day of the previous month) plus 1.15%, (5.47% at December 31, 2005) are secured by revenue equipment and mature on June 30, 2007. At December 31, 2005, $26.2 million, including $6.2 million in letters of credit were outstanding under Line B with availability to borrow $3.8 million. In an effort to reduce interest rate risk associated with these floating rate facilities, we have entered into interest rate swap agreements in an aggregate notional amount of $20.0 million. For additional information regarding the interest rate swap agreements, see Item 7A of this Report.

Cash and cash equivalents at December 31, 2005 decreased approximately $18.5 million as compared to December 31, 2004. During December 2005 the Company purchased $5.3 million of treasury stock and paid a $4.4 million estimated federal income tax payment neither of which were done during December of 2004. The remaining decrease is attributable to accounts receivable payments from one of the Company's largest customers not being received until January 2006 instead of by the end of December as had happened in December 2004. See accounts receivable discussion below and the Consolidated Statements of Cash Flows for more information.

Accounts receivable at December 31, 2005 increased approximately $17.5 million as compared to December 31, 2004. During late December 2004 the Company received an accounts receivable payment from one of its larger customers which was not due until January 2005. This early payment was not repeated in December 2005 as the Company received the accounts receivable payment in January 2006. The remaining increase was primarily related to a general increase in revenues as a whole, all of which flow through our accounts receivable account.

Marketable equity securities available for sale at December 31, 2005 increased approximately $2.2 million as compared to December 31, 2004. During the year ended December 31, 2005, the Company purchased approximately $1.7 million of equity securities with excess cash with the remaining increase attributable to an increase in the market value of the investments. These securities, combined with equity securities purchased in prior periods, have an original cost of approximately $8.1 million and a combined fair market value of $11.0 million. The Company has developed a strategy to invest in securities from which it expects to receive dividends that qualify for favorable tax treatment, as well as, appreciate in value. The Company anticipates that increases in the market value of the investments combined with dividend payments will exceed interest rates paid on borrowings for the same period. During 2005 the Company had net unrealized pre-tax gains of approximately $477,000 and received dividends of approximately $358,000. The holding term of these securities depends largely on the general economic environment, the equity markets, borrowing rates and the Company's cash requirements.

Accounts payable at December 31, 2005 decreased approximately $6.6 million as compared to December 31, 2004. The decrease is primarily related to a decrease in the amount of bank drafts outstanding in excess of bank balance as compared to bank drafts outstanding at December 31, 2004. As of December 31, 2005 bank drafts of approximately $7.5 million were reclassified to accounts payable as compared to approximately $16.5 million reclassified as of December 31, 2004. The net decrease also reflects the increase of approximately $1.0 million in amounts accrued for third party commissions and a $1.4 million increase in amounts accrued for fuel purchases.

Long-term debt at December 31, 2005 increased approximately $16.5 million as compared to December 31, 2004. The increase is primarily related to an increase in the balance due on the Company's lines of credit at December 31, 2005 as compared to December 31, 2004. Additional borrowings were required due to an increase in treasury stock purchases of $17.9 million and $6.5 million in income tax payments during 2005 as compared to 2004.

Treasury stock at December 31, 2005 increased approximately $17.9 million as the Company purchased 1,058,600 shares of its common stock at various times throughout 2005 as part of a stock repurchase plan approved by the Company's Board of Directors in April 2005. The stock repurchase plan, as extended in September 2005, authorizes the purchase of up to 1,500,000 shares of the Company's common stock and expires in September 2006.

For 2006, we expect to purchase approximately 475 new tractors and approximately 450 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $37.6 million. Management believes we will be able to finance our near term needs for working capital over the next twelve months, as well as acquisitions of revenue equipment during such period, with cash balances, cash flows from operations, and borrowings believed to be available from financing sources. We will continue to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, current cash position, anticipated future cash flows, and sources of financing that we expect will be available to us, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Contractual Obligations and Commercial Commitments

The following table sets forth the Company's contractual obligations and commercial commitments, as defined in Regulation S-K 303 (a)(5)(ii) issued by the Securities and Exchange Commission, as of December 31, 2005:

	Payments due by period (in thousands)				
	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long-term debt	$41,552	$1,859	$38,713	$ 980	$ -
Operating leases (1)	1,748	472	855	421	-
Total	$43,300	$2,331	$39,568	$ 1,401	$ -

(1) Represents building, facilities, and drop yard operating leases.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Regulation S-K 303 (a)(4)(ii) issued by the Securities and Exchange Commission.

Insurance

With respect to physical damage for tractors, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $10,000 and $2,500 respectively. Since 2002, the Company has elected to self insure for physical damage to trailers. During 2003, and continuing through 2005, the Company changed its workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida from a fully insured policy with a $350,000 per occurrence deductible to become self insured with a $500,000 per occurrence excess policy. The Company continues to be self insured for workers' compensation in the State of Ohio with a $500,000 self insured retention with excess insurance. The Company has elected to opt out of workers' compensation coverage in Texas and is providing coverage through the P.A.M. Texas Injury Plan. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $2,768,000 are held by a bank as security for workers' compensation claims. The Company self insures for employee health claims with a stop loss of $175,000 per covered employee per year and estimates its liability for claims incurred but not reported.

Inflation

Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Competition for drivers has increased in recent years, leading to increased labor costs. While increases in fuel and driver costs affect our operating costs, we do not believe that the effects of such increases are greater for us than for other trucking concerns.

Adoption of Accounting Policies

See "Item 8. Financial Statements and Supplementary Data, Note 1 to the Consolidated Financial Statements - Recent Accounting Pronouncements."

Critical Accounting Policies

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The policies described below represent those that are broadly applicable to the Company's operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Accounts Receivable. We continuously monitor collections and payments from our customers, third parties and vendors and maintain a provision for estimated credit losses based upon our historical experience and any specific collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Property and equipment. Management must use its judgment in the selection of estimated useful lives and salvage values for purposes of depreciating tractors and trailers which in some cases do not have guaranteed residual values. Estimates of salvage value at the expected date of trade-in or sale are based on the expected market values of equipment at the time of disposal which, in many cases include guaranteed residual values by the manufacturers.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data either provided by outside claims administrators or developed internally. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Revenue Recognition. Revenue is recognized in full upon completion of delivery to the receiver's location. For freight in transit at the end of a reporting period, the Company recognizes revenue prorata based on relative transit miles completed as a portion of the estimated total transit miles. Expenses are recognized as incurred.

Prepaid Tires. Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Costs related to tire recapping are expensed when incurred.

Income Taxes. Significant management judgment is required to determine the provision for income taxes and to determine whether deferred income tax assets will be realized in full or in part. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When it is more likely that all or some portion of specific deferred income tax assets will not be realized, a valuation allowance must be established for the amount of deferred income tax assets that are determined not to be realizable. A valuation allowance for deferred income tax assets has not been deemed to be necessary due to the Company's profitable operations. Accordingly, if the facts or financial circumstances were to change, thereby impacting the likelihood of realizing the deferred income tax assets, judgment would need to be applied to determine the amount of valuation allowance required in any given period.

Business Combinations and Goodwill. Upon acquisition of an entity, the cost of the acquired entity must be allocated to assets and liabilities acquired. Identification of intangible assets, if any, that meet certain recognition criteria is necessary. This identification and subsequent valuation requires significant judgments. The carrying value of goodwill is tested annually and as of December 31, 2005 the Company determined that there was no impairment. The impairment testing requires an estimate of the value of the Company as a whole, as the Company has determined it only has one reporting unit as defined in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

Our primary market risk exposures include equity price risk, interest rate risk, and commodity price risk (the price paid to obtain diesel fuel for our tractors). The potential adverse impact of these risks and the general strategies we employ to manage such risks are discussed below.

The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results of changes in prices or rates may differ materially from the hypothetical results described below.

Equity Price Risk

We hold certain actively traded marketable equity securities which subjects the Company to fluctuations in the fair market value of its investment portfolio based on current market price. The recorded value of marketable equity securities increased to $11.0 million at December 31, 2005 from $8.8 million at December 31, 2004. The increase reflects additional purchases of approximately $1.7 million during 2005 and an increase in the fair market value of approximately $477,000 during 2005. A 10% decrease in the market price of our marketable equity securities would cause a corresponding 10% decrease in the carrying amounts of these securities, or approximately $1.1 million. For additional information with respect to the marketable equity securities, see Note 3 to our consolidated financial statements.

Interest Rate Risk

Our two lines of credit each bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements are 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements is "1-month" LIBOR. These interest rate swap agreements terminate on March 2, 2006 and June 2, 2006, respectively. Assuming $20.0 million of variable rate debt was outstanding under Line "A" and not covered by a hedge agreement for a full fiscal year, a hypothetical 100 basis point increase in LIBOR would result in approximately $200,000 of additional interest expense. For additional information with respect to the interest rate swap agreements, see Note 17 to our consolidated financial statements.

Commodity Price Risk

Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of diesel fuel, as well as other petroleum products, can be unpredictable. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. Based upon our 2005 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expenses by $8.1 million.

In July 2001, we entered into an agreement to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under this agreement, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six-month period ended February 28, 2002. The agreement also provided that if during the twelve-month period commencing January 2005, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") fell below $.58 per gallon, we would have been obligated to pay the contract holder the difference between $.58 per gallon and the NY MX HO average price, multiplied by 1,000,000 gallons. Accordingly, in any month in which the holder exercised such right, we would have been obligated to pay the holder $10,000 for each cent by which $.58 exceeded the average NY MX HO price for that month. For example, if the NY MX HO average price during March 2005 was approximately $.54, and if the holder were to exercise its payment right, we would have been obligated to pay the holder approximately $40,000. During The twelve-month period commencing January 2005 the average NY MX HO price remained well above the $.58 per gallon threshold and as of December 31, 2005 the agreement expired without any further obligation of either party. For the twelve-month period ended December 31, 2005 an adjustment of $500,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $500,000 in the accompanying consolidated financial statements. For the twelve-month period ended December 31, 2004 an adjustment of $250,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $250,000 in the accompanying consolidated financial statements, see Note 17 to our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data.

The following statements are filed with this report:

Report of Independent Registered Public Accounting Firm – Grant Thornton LLP
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
Consolidated Balance Sheets - December 31, 2005 and 2004
Consolidated Statements of Income - Years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Shareholders' Equity - Years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows - Years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of P.A.M. Transportation Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of P.A.M. Transportation Services, Inc. (a Delaware Corporation) and subsidiaries, (collectively, the Company) as of December 31, 2005, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2006, included in Item 9A of the Annual Report on Form 10-K for the year ended December 31, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

GRANT THORNTON LLP
Tulsa, Oklahoma
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
P.A.M. Transportation Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Little Rock, Arkansas
March 8, 2005

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In thousands, except share data)

ASSETS	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,129	$ 19,659
Accounts receivable—net:		
Trade	65,433	47,926
Other	1,392	1,110
Inventories	749	913
Prepaid expenses and deposits	15,095	14,862
Marketable equity securities available-for-sale	10,999	8,792
Income taxes refundable	225	754
Total current assets	95,022	94,016
PROPERTY AND EQUIPMENT:		
Land	2,674	2,674
Structures and improvements	9,319	9,299
Revenue equipment	250,664	238,750
Service vehicles	807	878
Office furniture and equipment	5,885	5,571
Total property and equipment	269,349	257,172
Accumulated depreciation	(87,854)	(83,029)
Net property and equipment	181,495	174,143
OTHER ASSETS:		
Goodwill	15,413	15,413
Non-compete agreements, net	417	654
Other	1,094	1,123
Total other assets	16,924	17,190
TOTAL ASSETS	$ 293,441	$ 285,349

(Continued)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In thousands, except share data)

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ 22,055	$ 28,702
Accrued expenses and other liabilities	10,507	9,828
Current maturities of long-term debt	1,859	2,080
Deferred income taxes—current	7,134	7,162
Total current liabilities	41,555	47,772
Long-term debt—less current portion	39,693	23,225
Deferred income taxes—less current portion	47,197	45,375
Other	234	434
Total liabilities	128,679	116,806
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2005 and 2004	-	-
Common stock, $.01 par value, 40,000,000 shares authorized; 11,344,207 and 11,303,207 shares issued; 10,285,607 and 11,303,207 shares outstanding at December 31, 2005 and 2004, respectively	113	113
Additional paid-in capital	76,429	76,050
Accumulated other comprehensive income	1,721	1,151
Treasury stock, at cost; 1,058,600 shares	(17,869)	-
Retained earnings	104,368	91,229
Total shareholders' equity	164,762	168,543
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$293,441	$285,349

See notes to consolidated financial statements. (Concluded)

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands, except per share data)

	2005	2004	2003
OPERATING REVENUES:			
Revenue, before fuel surcharge	$ 326,353	$ 309,475	$ 293,547
Fuel surcharge	34,527	15,591	7,491
Total operating revenues	360,880	325,066	301,038
OPERATING EXPENSES AND COSTS:			
Salaries, wages, and benefits	122,005	119,519	119,350
Operating supplies and expenses	104,131	77,363	63,241
Rents and purchased transportation	39,074	38,938	35,287
Depreciation and amortization	31,376	30,016	26,601
Operating taxes and licenses	15,776	15,488	14,710
Insurance and claims	15,992	15,820	13,500
Communications and utilities	2,648	2,690	2,540
Other	6,205	5,131	4,755
Loss on sale or disposal of equipment	147	915	368
Total operating expenses and costs	337,354	305,880	280,352
NET OPERATING INCOME	23,526	19,186	20,686
NON-OPERATING INCOME	477	464	276
INTEREST EXPENSE	(1,881)	(1,758)	(1,667)
NET INCOME BEFORE INCOME TAXES	22,122	17,892	19,295
FEDERAL AND STATE INCOME TAXES:			
Current	7,572	479	630
Deferred	1,411	6,825	7,175
Total federal and state income taxes	8,983	7,304	7,805
NET INCOME	$ 13,139	$ 10,588	$ 11,490
EARNINGS PER COMMON SHARE:			
Basic	$ 1.20	$ 0.94	$ 1.02
Diluted	$ 1.20	$ 0.94	$ 1.01
AVERAGE COMMON SHARES OUTSTANDING:			
Basic	10,966	11,298	11,291
Diluted	10,976	11,324	11,326

See notes to consolidated financial statements.

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands)

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total
	Shares	Amount						
BALANCE—January 1, 2003	11,282	$113	$76,193		$(1,005)	$ -	$ 69,151	$144,452
Components of comprehensive income:								
Net earnings				$11,490			11,490	11,490
Other comprehensive gain:								
Unrealized gain on hedge, net of tax of $148				223	223			223
Unrealized gain on marketable securities, net of tax of $631				946	946			946
Total comprehensive income				$12,659				
Stock options—deferred stock compensation			(398)					(398)
Exercise of stock options-shares issued including tax benefits	12		162					162
BALANCE—December 31, 2003	11,294	113	75,957		164	-	80,641	156,875
Components of comprehensive income:								
Net earnings				$10,588			10,588	10,588
Other comprehensive gain:								
Unrealized gain on hedge, net of tax of $314				481	481			481
Unrealized gain on marketable securities, net of tax of $371				506	506			506
Total comprehensive income				$11,575				
Exercise of stock options-shares issued including tax benefits	9		93					93
BALANCE—December 31, 2004	11,303	113	76,050		1,151	-	91,229	168,543
Components of comprehensive income:								
Net earnings				$13,139			13,139	13,139
Other comprehensive gain:								
Unrealized gain on hedge, net of tax of $195				282	282			282
Unrealized gain on marketable securities, net of tax of $189				288	288			288
Total comprehensive income				$13,709				
Treasury stock repurchases	(1,059)					(17,869)		(17,869)
Exercise of stock options-shares issued including tax benefits	41		379					379
BALANCE—December 31, 2005	10,285	$113	$76,429		$ 1,721	$(17,869)	$104,368	$164,762

See notes to consolidated financial statements.

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands)

	2005	2004	2003
OPERATING ACTIVITIES:			
Net income	$ 13,139	$ 10,588	$ 11,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	31,376	30,016	26,601
Bad debt expense (recovery)	1,428	(410)	110
Non-competition agreement amortization—net of payments	37	88	42
Provision for deferred income taxes	1,411	6,825	7,175
Gain on sale of marketable equity securities	-	-	(47)
Reclassification of unrealized loss on marketable equity securities	153	-	-
Loss on sale or disposal of equipment	147	915	368
Changes in operating assets and liabilities—net of acquisition:			
Accounts receivable	(19,236)	(1,393)	(11,983)
Prepaid expenses, inventories, and other assets	(40)	(8,279)	(3,170)
Income taxes refundable	528	502	(975)
Trade accounts payable	(5,881)	7,202	7,156
Accrued expenses	679	(1,339)	1,168
Net cash provided by operating activities	23,741	44,715	37,935
INVESTING ACTIVITIES:			
Purchases of property and equipment	(62,013)	(53,703)	(74,238)
Proceeds from sale or disposal of equipment	22,850	31,360	20,393
Purchase of marketable equity securities	(1,884)	(2,423)	(4,020)
Acquisition of business—net of cash acquired	-	-	(10,752)
Other	20	36	207
Net cash used in investing activities	(41,027)	(24,730)	(68,410)
FINANCING ACTIVITIES:			
Borrowings under line of credit	422,460	350,787	353,899
Repayments under line of credit	(405,277)	(353,656)	(351,030)
Borrowings of long-term debt	1,977	4,404	1,666
Repayments of long-term debt	(2,913)	(5,010)	(1,922)
Repurchases of common stock	(17,869)	-	-
Other	378	85	160
Net cash (used in) provided by financing activities	(1,244)	(3,390)	2,773
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,530)	16,595	(27,702)
CASH AND CASH EQUIVALENTS—Beginning of year	19,659	3,064	30,766
CASH AND CASH EQUIVALENTS—End of year	$ 1,129	$ 19,659	$ 3,064
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	$ 1,928	$ 1,774	$ 1,591
Income taxes	$ 7,190	$ 515	$ 1,119

See notes to consolidated financial statements

1. ACCOUNTING POLICIES

Description of Business and Principles of Consolidation–P.A.M. Transportation Services, Inc. (the "Company"), through its subsidiaries, operates as a truckload transportation and logistics company.

The consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries: P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., Decker Transport Co., Inc., McNeill Express, Inc., T.T.X., Inc., Transcend Logistics, Inc., and East Coast Transport and Logistics, LLC. The following subsidiaries were inactive during all periods presented: P.A.M. International, Inc., P.A.M. Logistics Services, Inc., Choctaw Brokerage, Inc., P.A.M. Canada, Inc. and S & L Logistics, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. The Company periodically reviews these estimates and assumptions. The Company's estimates were based on its historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents–The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable Other–The components of accounts receivable other consist primarily of company driver advances, owner operator advances and equipment manufacturer warranties. Advances receivable from company drivers as of December 31, 2005 and 2004, were approximately $484,000 and $426,000, respectively.

Accounts Receivable Allowance—An allowance is provided for accounts receivable based on historical collection experience. Additionally, management considers any accounts individually known to exhibit characteristics indicating a collection problem.

Marketable Equity Securities—Marketable equity securities, which are classified by the Company as available for sale, are carried at market value with unrealized gains and losses recognized in accumulated other comprehensive income in the statements of stockholders' equity. Realized gains and losses are computed utilizing the specific identification method.

Impairment of Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss would be recognized if the carrying amount of the long-lived asset is not recoverable, and it exceeds its fair value. For long-lived assets classified as held and used, if the carrying value of the long-lived asset exceeds the sum of the future net cash flows, it is not recoverable. The Company does not separately identify assets by subsidiary, as tractors and trailers are routinely transferred from one division to another. As a result, none of the Company's long-lived assets have identifiable cash flows from use that are largely independent of the cash flows of other assets and liabilities. Thus, the asset group used to assess impairment would include all assets and liabilities of the Company.

Property and Equipment–Property and equipment is recorded at cost, less accumulated depreciation. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Depreciation is recognized over the estimated asset life, considering the estimated salvage value of the asset. Such salvage values are based on estimates using expected market values for used equipment and the estimated time of disposal which, in many cases include guaranteed residual values by the manufacturers. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset useful lives by major class of depreciable assets:

Asset Class	**Estimated Asset Life**
Service vehicles	3-5 years
Office furniture and equipment	3-7 years
Revenue equipment	3-10 years
Structures and improvements	5-30 years

Prepaid Tires–Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

Advertising Expense–Advertising costs are expensed as incurred and totaled approximately $350,000, $1,100,000 and $680,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Repairs and Maintenance–Repairs and maintenance costs are expensed as incurred.

Goodwill–The Company follows the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* ("SFAS No. 142"), which requires the Company to assess acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment, and immediately upon an indicator of possible impairment. The Company has selected December 31 for its annual impairment testing and determined as of December 31, 2005 there was no impairment.

Self Insurance Liability—A liability is recognized for known health, workers' compensation, cargo damage, property damage and auto liability damage. An estimate of the incurred but not reported claims for each type of liability is made based on historical claims made, estimated frequency of occurrence, and considering changing factors that contribute to the overall cost of insurance.

Income Taxes–The Company applies the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under this method, deferred tax liabilities and assets are determined based on the difference between the financial reporting basis and the tax reporting basis of assets and liabilities using enacted tax rates.

Revenue Recognition Policy–Revenue is recognized in full upon completion of delivery to the receiver's location. For freight in transit at the end of a reporting period, the Company recognizes revenue pro rata based on relative transit miles completed as a portion of the estimated total transit miles. Expenses are recognized as incurred.

Stock Based Compensation to Employees–Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), and related interpretations in accounting for those plans. Stock-based compensation expense has been recognized for variable stock options in accordance with Interpretation 28 to APB Opinion No. 25. No compensation expense is recorded for non-variable stock options as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation--Transition and Disclosure, an Amendment of FASB Statement No. 123* ("SFAS No. 148") as described below and in Note 12.

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	2005	2004	2003
	(In thousands, except per share data)		
Net income—as reported	$13,139	$10,588	$11,490
Stock-based employee compensation included in reported net income—net of related tax effects	-	-	(28)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards—net of related tax effects	(296)	(292)	(322)
Pro forma net income	$12,843	$10,296	$11,140
Earnings per share:			
Basic—as reported	$ 1.20	$ 0.94	$ 1.02
Basic—pro forma	$ 1.17	$ 0.91	$ 0.99
Diluted—as reported	$ 1.20	$ 0.94	$ 1.01
Diluted—pro forma	$ 1.17	$ 0.91	$ 0.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used during the periods above:

	2005	2004	2003
Dividend yield	0 %	0 %	0 %
Volatility range	33.86%—38.54%	35.37%—38.54%	37.34%—61.27%
Risk-free rate range	4.08%—4.38%	2.70%—4.38%	3.02%—4.38%
Expected life	5 years	5 years	5 years
Fair value of options	$6.73—$9.45	$6.62—$9.45	$5.10—$9.45

Earnings Per Share–The Company computes and presents earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share* ("SFAS No. 128"). The difference between the Company's weighted-average shares outstanding and diluted shares outstanding is due to the dilutive effect of stock options for all periods presented. See Note 13 for computation of diluted EPS.

Business Segment and Concentrations of Credit Risk–The Company operates in one business segment, motor carrier operations. The Company provides truckload transportation services as well as brokerage and logistics services to customers throughout the United States and portions of Canada and Mexico. Truckload transportation services revenues, excluding fuel surcharges, represented 88.0%, 86.4%, and 86.7% of total revenues, excluding fuel surcharges, for the twelve months ended December 31, 2005, 2004, and 2003, respectively. Remaining revenues, excluding fuel surcharges, for each respective year were generated by brokerage and logistics services. The Company performs ongoing credit evaluations and generally does not require collateral from its customers. The Company maintains reserves for potential credit losses. In view of the concentration of the Company's revenues and accounts receivable among a limited number of customers within the automobile industry, the financial health of this industry is a factor in the Company's overall evaluation of accounts receivable.

Recent Accounting Pronouncements–In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, non-financial assets to be accounted for as a change in accounting estimate effected by a change in accounting principle. Corrections of errors in the application of accounting principles will continue to be reported by retroactively restating the affected financial statements. The provisions of this statement are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations- an interpretation of FASB Statement No. 143* ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. Any uncertainty about the amount and/or timing of future settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) , *Share-Based Payment*, ("SFAS No. 123(R)") which replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) requires compensation costs relating to share-based payment transactions be recognized in financial statements. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. SFAS No. 123(R) was originally to be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, with early adoption encouraged. In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of SFAS No. 123(R). The Company adopted this standard on January 1, 2006 and it will now report in its financial statements the share-based compensation expense for reporting periods beginning in 2006. As of the date of this filing, management believes that adopting the new standard will have a negative impact of approximately two cents per share for the year ending December 31, 2006, representing the expense to be recognized for the unvested portion of awards granted to date, and cannot predict the earnings impact of awards that may be granted in the future.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, *Exchanges of Nonmonetary Assets-an amendment to APB Opinion No. 29* ("SFAS No. 153"). This statement amends Accounting Principles Board Opinion No. 29 ("APB No. 29") to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

2. ACCOUNTS RECEIVABLE

The Company's receivables result primarily from the sale of transportation and logistics services. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Accounts receivable which consist of both billed and unbilled receivables is presented net of an allowance for doubtful accounts. Accounts receivable balances consist of the following components as of December 31, 2005 and 2004:

	2005 (In thousands)	2004
Billed	$ 56,953	$ 42,950
Unbilled	10,510	5,744
Allowance for doubtful accounts	(2,030)	(768)
Total accounts receivable—net	$ 65,433	$ 47,926

An analysis of changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004, and 2003 follows:

	2005	2004 (In thousands)	2003
Balance—beginning of year	$ 768	$ 834	$ 716
Provision for bad debts	1,490	430	110
Charge-offs	(228)	(701)	-
Recoveries	-	205	8
Balance—end of year	$ 2,030	$ 768	$ 834

The December 31, 2004 charge-offs include $205,000 that was written off in prior periods and recovered during 2004. However, the December 31, 2004 charge-offs and recoveries do not include an amount representing an approximate $635,000 reduction in liability and bad debt expense resulting from the settlement of a lawsuit (see Note 15).

3. MARKETABLE EQUITY SECURITIES

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's investments in marketable securities are classified as available-for-sale and consist of equity securities. Management determines the appropriate classification of these securities at the time of purchase and re-evaluates such designation as of each balance sheet date. During 2005 and 2004, there were no sales or reclassifications of marketable securities. These securities are carried at fair value, with the unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income in shareholders' equity. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in non-operating income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in the determination of net income as gains (losses) on the sale of securities.

As of December 31, 2005, these equity securities had a combined original cost of approximately $8,291,000 and a combined fair market value of approximately $10,999,000. For the year ended December 31, 2005, the Company had net unrealized gains in market value of approximately $1,740,000, net of deferred income taxes. These securities had gross unrealized gains of approximately $3,150,000 and gross unrealized losses of approximately $219,000. As of December 31, 2005, the total unrealized gain, net of deferred income taxes, in accumulated other comprehensive income was approximately $1,740,000.

As of December 31, 2004, the Company's equity securities had a combined original cost of approximately $6,336,000 and a combined fair market value of approximately $8,792,000. For the year ended December 31, 2004, the Company had net unrealized gains in market value of approximately $506,000, net of deferred income taxes. These securities had gross unrealized gains of approximately $2,498,000 and gross unrealized losses of approximately $44,000. As of December 31, 2004, the total unrealized gain, net of deferred income taxes, in accumulated other comprehensive income was approximately $1,452,000.

The following table shows the Company's investments' approximate gross unrealized losses and fair value at December 31, 2005 and 2004. These investments are all classified as available-for-sale and consist of equity securities. As of December 31, 2005 and 2004 there were no investments that had been in a continuous unrealized loss position for twelve months or longer.

	2005		2004	
	(In thousands)			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Equity securities	$ 1,283	$ 219	$ 315	$ 44
Totals	$ 1,283	$ 219	$ 315	$ 44

4. INTANGIBLE ASSETS

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* ("SFAS No. 142"), which requires the Company to assess acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment, and immediately upon an indicator of possible impairment. The annual assessment of impairment was completed on December 31, 2005 and the Company determined there was no impairment as of that date. Goodwill at December 31 is summarized as follows:

	2005	2004 (In thousands)	2003
Goodwill, beginning of year	$ 15,413	$ 15,413	$ 8,102
Goodwill acquired	-	-	7,311
Goodwill impairment	-	-	-
Goodwill—end of year	$ 15,413	$ 15,413	$ 15,413

Non-compete agreements are amortized on a straight-line basis over the contractual term of the related agreement. Amortization expense associated with non-compete agreements was approximately $237,000, $350,000 and $296,000, for the years ending December 31, 2005, 2004 and 2003. The Company's non-compete agreements at December 31 are summarized as follows:

	2005	2004
	(In thousands)	
Non-compete agreements, original cost	$ 1,300	$ 1,300
Accumulated amortization	(883)	(646)
Non-compete agreements—net	$ 417	$ 654

Over the remaining life of the non-compete agreements currently held by the Company, approximately $200,000 of amortization expense will be recognized during each of the calendar years 2006 and 2007.

5. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 31 are summarized as follows:

	2005	2004
	(In thousands)	
Payroll	$ 1,521	$ 1,364
Accrued vacation	1,632	1,562
Taxes—other than income	2,337	2,251
Interest	86	133
Driver escrows	873	871
Self-insurance claims reserves	4,058	3,647
Total accrued expenses and other liabilities	$ 10,507	$ 9,828

6. CLAIMS LIABILITIES

With respect to physical damage for tractors, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $10,000 and $2,500 respectively. Since 2002, the Company has elected to self insure itself for physical damage to trailers. During 2003, and continuing through 2005, the Company changed its workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida from a fully insured policy with a $350,000 per occurrence deductible to become self insured with a $500,000 per occurrence excess policy. The Company continues to be self insured for workers' compensation in the State of Ohio with a $500,000 self insured retention with excess insurance. The Company has elected to opt out of workers' compensation coverage in Texas and is providing coverage through the P.A.M. Texas Injury Plan. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $2,768,000 are held by a bank as security for workers' compensation claims. The Company self insures for employee health claims with a stop loss of $175,000 per covered employee per year and estimates its liability for claims incurred but not reported.

7. LONG-TERM DEBT

Long-term debt at December 31, consists of the following:

	2005	2004
	(In thousands)	
Line of credit with a bank—due May 31, 2006, and collateralized by accounts receivable (1)	$ 17,183	$ -
Line of credit with a bank—due June 30, 2007, and collateralized by revenue equipment (2)	20,000	20,000
Note payable (3)	3,208	3,866
Other (4)	1,161	1,439
Total long-term debt	41,552	25,305
Less current maturities	(1,859)	(2,080)
Long-term debt—net of current maturities	$ 39,693	$ 23,225

(1) Line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.40% (5.69% at December 31, 2005). Under the terms of the agreement the Company must have (a) positive net income, (b) a debt to equity ratio of no more than 4:1, (c) a debt service coverage ratio of at least 1:1, and (d) maintain a tangible net worth of at least $40 million. The Company was in compliance with all provisions of the agreement at December 31, 2005. The Company has the intent and ability to extend the terms of this agreement for an additional one year period until May 31, 2007.

(2) Line of credit agreement with a bank provides for maximum borrowings of $30.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the last day of the previous month plus 1.15% (5.47% at December 31, 2005). Under the terms of the agreement the Company must have (a) positive net income, (b) a funded debt to EBITDA ratio of less than 3:1, (c) a leverage ratio of less than 3:1, and (d) maintain a tangible net worth of at least $42 million increased by (1) 50% of cumulative quarterly net income and (2) proceeds of any public stock offering. The Company was in compliance with all provisions of the agreement at December 31, 2005.

(3) 6.0% note to the former owner of an acquired entity with an original face amount of $4,974,612, payable in monthly installments of $72,672 through March 2010.

(4) 5.0% note to insurance premium finance company at December 31, 2005 with an original face amount of $1,976,927, payable in monthly installments of $168,538 through July 2006.

The Company has provided letters of credit to third parties totaling approximately $6,537,000 at December 31, 2005. The letters are held by these third parties to assist such parties in collection of any amounts due by the Company should the Company default in its commitments to the parties.

Scheduled annual maturities on long-term debt outstanding at December 31, 2005, are:

	(In thousands)
2006	$ 1,859
2007	37,925
2008	788
2009	836
2010	144
Total	$41,552

8. CAPITAL STOCK

The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2005, there were 11,344,207 shares of our common stock issued and 10,285,607 shares outstanding. No shares of our preferred stock were issued or outstanding at December 31, 2005.

Common Stock

The holders of our common stock, subject to such rights as may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share. All shares of common stock participate equally in dividends when and as declared by the Board of Directors and in net assets on liquidation. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

Preferred Stock

Preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors in the resolution authorizing their issuance. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of shares of common stock; for example, the issuance of preferred stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the common stock, and that could result in a dilution of the voting rights, net income per share and net book value of the common stock. As of December 31, 2005, we have no agreements or understandings for the issuance of any shares of preferred stock.

Treasury Stock

During April 2005 our Board of Directors authorized the repurchase of up to 600,000 shares of our common stock during the six month period ending October 11, 2005. During August 2005 the Board of Directors authorized an extension of the stock repurchase program until September 2006 and the repurchase of up to an additional 900,000 shares of our common stock. During 2005 the Company repurchased 1,058,600 shares of its common stock at an average price paid per share of $16.88.

9. COMPREHENSIVE INCOME

Comprehensive income was comprised of net income plus or minus market value adjustments related to our interest rate swap agreements and marketable securities. The components of comprehensive income were as follows:

	2005	2004 (In thousands)	2003
Net income	$ 13,139	$ 10,588	$ 11,490
Other comprehensive income (loss):			
Reclassification adjustment for losses on derivative instruments included in net income accounted for as hedges, net of income taxes	227	444	458
Reclassification adjustment for unrealized losses on marketable securities, included in net income, net of income taxes	91	-	-
Change in fair value of interest rate swap agreements, net of income taxes	55	37	(235)
Change in fair value of marketable securities, net of income taxes	197	506	946
Total comprehensive income	$ 13,709	$ 11,575	$ 12,659

10. SIGNIFICANT CUSTOMERS AND INDUSTRY CONCENTRATION

In 2005, 2004, and 2003, one customer, who is in the automobile manufacturing industry, accounted for 39%, 44%, and 46% of revenues, respectively. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including suppliers for the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is significant. Of the Company's revenues for 2005, 2004, and 2003, 52%, 56%, and 58%, respectively, were derived from transportation services provided to the automobile manufacturing industry. Accounts receivable from the largest customer totaled approximately $36,075,000 and $26,250,000 at December 31, 2005 and 2004, respectively.

11. FEDERAL AND STATE INCOME TAXES

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax reporting purposes.

Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

	2005		2004	
	(In thousands)			
	Current	Long-Term	Current	Long-Term
Deferred tax liabilities:				
Property and equipment	$ -	$ 47,735	$ -	$ 51,152
Unrealized gains on securities	1,190	-	1,002	-
Prepaid expenses	8,089	30	7,562	25
Total deferred tax liabilities	9,279	47,765	8,564	51,177
Deferred tax assets:				
Alternative minimum tax credit	-	-	-	1,782
Allowance for doubtful accounts	520	-	292	-
Compensated absences	496	-	451	-
Self-insurance allowances	1,022	-	469	-
Hedging derivative	13	-	190	208
Non-competition agreement	-	520	-	518
Net operating loss carryovers	-	-	-	3,237
Other	94	48	-	57
Total deferred tax assets	2,145	568	1,402	5,802
Net deferred tax liability	$ 7,134	$ 47,197	$ 7,162	$ 45,375

The reconciliation between the effective income tax rate and the statutory Federal income tax rate is for year ended December 31, 2005, 2004 and 2003 presented in the following table:

	2005		2004		2003	
			(In thousands)			
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at the statutory federal rate	$ 7,743	35.0 %	$ 6,083	34.0 %	$ 6,560	34.0 %
Nondeductible expenses	450	2.0	484	2.7	548	2.8
State income taxes—net of federal benefit	790	3.6	737	4.1	697	3.6
Total income taxes	$ 8,983	40.6 %	$ 7,304	40.8 %	$ 7,805	40.4 %

The provision for income taxes consisted of the following:

	2005	2004 (In thousands)	2003
Current:			
Federal	$ 6,422	$ -	$ 282
State	1,150	479	348
	7,572	479	630
Deferred:			
Federal	876	6,076	6,180
State	535	749	995
	1,411	6,825	7,175
Total income tax expense	$ 8,983	$ 7,304	$ 7,805

12. STOCK OPTION PLANS

The Company maintains a stock option plan under which incentive stock options and nonqualified stock options may be granted. The plan provides for the issuance of options to directors, officers, key employees and others. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $8.25 to $23.22 as of December 31, 2005. At December 31, 2005, approximately 264,000 shares were available for granting future options.

Outstanding incentive stock options at December 31, 2005, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2005, must be exercised within five to ten years from the date of grant. Certain nonqualified options may not be exercised within one year of the date of grant.

In August 2002, the Company granted performance-based variable stock options to certain key executives. For these awards, the exercise price was fixed at the grant date and was equal to the fair market value of the stock on that date. The number of shares earned will not be known until the date the performance criteria is measured. Compensation cost is estimated at each reporting date with the final measurement date on the date each performance criteria is measured. Vesting will be measured on an accelerated vesting schedule. No compensation expense was recognized in 2005, 2004 or 2003 under these arrangements.

Transactions in stock options under these plans are summarized as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding—January 1, 2003:	386,500	$ 20.69
Granted	14,000	22.68
Exercised	(12,000)	9.88
Canceled	(40,000)	23.22
Outstanding—December 31, 2003:	348,500	$ 20.85
Granted	14,000	16.99
Exercised	(9,000)	9.39
Canceled	(40,000)	23.22
Outstanding—December 31, 2004:	313,500	$ 20.70
Granted	14,000	18.27
Exercised	(41,000)	9.21
Outstanding—December 31, 2005	286,500	$ 22.22
Options Exercisable—December 31, 2005	161,500	$ 21.56

The following is a summary of stock options outstanding as of December 31, 2005:

Options Outstanding	Option Exercise Price	Weighted Average Remaining Years	Options Exercisable
4,000	$ 8.25	0.2	4,000
8,000	$ 20.79	1.2	8,000
220,000	$ 23.22	6.8	100,000
12,500	$ 19.88	2.8	7,500
14,000	$ 22.68	2.2	14,000
14,000	$ 16.99	3.2	14,000
14,000	$ 18.27	4.2	14,000
286,500			161,500

13. EARNINGS PER SHARE

The Company applies SFAS No. 128 for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

	For the Year Ended December 31, 2005 (In thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data	$ 13,139	10,966	$ 1.20
Effect of dilutive securities—stock options		10	
Diluted earnings per share data	$13,139	10,976	$ 1.20

	For the Year Ended December 31, 2004 (In thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data	$ 10,588	11,298	$ 0.94
Effect of dilutive securities—stock options		26	
Diluted earnings per share data	$10,588	11,324	$ 0.94

	For the Year Ended December 31, 2003 (In thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data	$ 11,490	11,291	$ 1.02
Effect of dilutive securities—stock options		35	
Diluted earnings per share data	$11,490	11,326	$ 1.01

Options to purchase 280,160, 254,500, and 274,000 shares of common stock were outstanding as of December 31, 2005, 2004, and 2003, respectively, but were not included in the computation of diluted EPS because the option price was greater than the average market price of the common shares.

14. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax-deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation and vests at the rate of 20% each year until fully vested after five years. Total employer matching contributions to the plan totaled approximately $300,000, $280,000 and $270,000 in 2005, 2004 and 2003, respectively.

15. COMMITMENTS AND CONTINGENCIES

During 2004, a suit which was originally filed on October 10, 2002 against one of the Company's subsidiaries was settled in the amount of $25,000. The suit, which was filed in the United States Bankruptcy Court for the District of Delaware, alleged preferential transfers of $660,055 were made to the defendant, Allen Freight Services Co., within the 90 day period preceding the bankruptcy petition date of Bill's Dollar Stores, Inc. The Company had originally established a liability for the entire potential loss of $660,055; however, as a result of a settlement in the amount of $25,000 approximately $635,000 has been removed as a liability on the Company's financial statements and the related expense originally recorded as a bad debt expense has been reduced.

As to other matters, the Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

Associated with the purchase of East Coast Transport, Inc. (see Note 19), the Company entered into a five year consulting agreement with the previous owner of East Coast, whereby such individual will serve as the president of East Coast and will be compensated based on a percentage of East Coast revenue along with eligibility for a yearly bonus subject to certain events.

The Company leases certain premises under noncancelable operating lease agreements. Future minimum annual lease payments under these leases are as follows:

2006	$ 472,025
2007	468,965
2008	385,611
2009	255,761
2010	165,000
Total	$ 1,747,362

Total rental expense, net of amounts reimbursed for the years ended December 31, 2005, 2004 and 2003 was approximately $1,760,000, $1,304,000, and $964,000, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, ("SFAS No. 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

For cash and cash equivalents, accounts receivable, and trade accounts payable, the carrying amount is a reasonable estimate of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. Marketable equity securities are carried at their fair value.

For long-term debt other than the line of credit, the fair values are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of this other long-term debt at December 31, 2005 and 2004, respectively, is $4,369,000 and $5,304,000. The fair value of long-term debt is estimated to be $4,401,000 and $5,559,000 at December 31, 2005 and 2004.

The carrying amount for the line of credit approximates fair value because the line of credit interest rates are adjusted frequently.

The carrying value of all hedging financial instruments approximates their fair value and is the amount at which the hedges could be settled, based on estimates determined by dealers. Hedging liabilities total $32,000 and $1,008,000 at December 31, 2005 and 2004, respectively.

17. DERIVATIVES AND HEDGING ACTIVITIES

Effective February 28, 2001, the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap is 5.08%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on March 2, 2006. Effective May 31, 2001, the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap is 4.83%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on June 2, 2006.

The Company designates both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. During the term of the interest rate swap agreements changes in future cash flows from the interest rate swaps will offset changes in interest rate payments on the first $20,000,000 of the Company's current revolving credit facility or future "1-month" LIBOR based borrowings that reset on the last London Business Day prior to the start of the next interest period. The hedge locks the interest rate at 5.08% or 4.83% plus the pricing spread (currently 1.15%) for the notional amounts of $15,000,000 and $5,000,000, respectively.

These interest rate swap agreements meet the specific hedge accounting criteria. The measurement of hedge effectiveness is based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. The effective portion of the cumulative gain or loss has been reported as a component of accumulated other comprehensive income in shareholders' equity and will be reclassified into current earnings by June 2, 2006, the latest termination date for all current swap agreements. The December 31, 2004 balance of the net after tax deferred hedging loss in accumulated other comprehensive income ("AOCI") related to these swap agreements was approximately $301,000 and the ending balance as of December 31, 2005 was approximately $19,000. The change in AOCI related to these swap agreements during the current year was approximately $282,000. Ineffectiveness related to these hedges was not significant.

In July 2001, the Company entered into an agreement to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under this agreement, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month period ended February 28, 2002. The agreement also provided that if during the twelve-month period commencing January 2005, the average NY MX HO was below $.58 per gallon, we would have been obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons. During the twelve-month period commencing January 2005, the average NY MX HO remained well above the $.58 per gallon threshold and as of December 31, 2005 the agreement expired without any further obligation of either party. For the twelve-month period ended December 31, 2005 an adjustment of $500,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $500,000 in the accompanying consolidated financial statements. For the twelve-month period ended December 31, 2004 an adjustment of $250,000 was made to reflect the decline in fair value of the agreement which had the effect of reducing operating supplies expense and other current liabilities each by $250,000 in the accompanying consolidated financial statements.

18. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives transportation, repair and other services for and from companies affiliated with a major stockholder, and recognized $111,510, $269,553, and $195,595 in operating revenue and $1,616,534, $1,234,267, and $1,194,283 in operating expenses in 2005, 2004, and 2003, respectively. In addition the Company purchased physical damage insurance through an unaffiliated insurance broker which was written by an insurance company affiliated with a major stockholder. Annual premiums were $1,667,928, $1,686,587 and $1,715,334 for 2005, 2004 and 2003, respectively.

Amounts owed to the Company by these affiliates were $788,841 and $294,610 at December 31, 2005 and 2004 respectively. Of the accounts receivable at December 31, 2005, $371,700 represents revenue resulting from maintenance performed in the Company's maintenance facilities and maintenance charges paid by the Company to third parties on behalf of their affiliate and charged back at the amount paid, $10,850 represents freight revenue, and $406,291 represents a prepayment of physical damage insurance premiums. Amounts payable to affiliates at December 31, 2005 and 2004 was $158,400 and $179,814 respectively.

19. ACQUISITIONS

On January 31, 2003, P.A.M. Transportation Services, Inc. acquired substantially all of the assets of East Coast Transport, Inc. a freight brokerage operation based in New Jersey. The results of East Coast Transport, Inc. have been included in the consolidated financial statements since that date. In accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*, ("SFAS No. 141") the acquisition was accounted for under the purchase method of accounting. The Company paid cash of approximately $1.9 million, entered into a seven year installment note in the amount of approximately $5.0 million at an interest rate of 6%, and entered into a non-compete agreement requiring the payment of $1.0 million over a five year period. Goodwill resulting from the transaction totaled approximately $6.9 million and is expected to be fully deductible for tax purposes. The following table presents the amounts assigned to each major asset and liability caption at the acquisition date:

	At January 31, 2003 (In thousands)
Current assets	$ 10
Other assets - goodwill	6,941
Net assets acquired	$ 6,951

On April 3, 2003, P.A.M. Transportation Services, Inc. acquired substantially all of the assets of McNeill Trucking, Inc. a truckload motor carrier. The results of McNeill Trucking, Inc. have been included in the consolidated financial statements since that date. In accordance with SFAS No. 141, the acquisition was accounted for under the purchase method of accounting. The Company paid cash of approximately $8.8 million and assumed liabilities of approximately $70,000, and entered into a non-compete agreement requiring the payment of $300,000 over a two year period. Goodwill resulting from the transaction totaled approximately $370,000 and is expected to be fully deductible for tax purposes. The following table presents the amounts assigned to each major asset and liability caption at the acquisition date:

	At April 3, 2003 (In thousands)
Property and equipment	$ 8,462
Other assets - goodwill	370
Total assets acquired	8,832
Accrued expenses and other liabilities	(70)
Net assets acquired	$ 8,762

The following unaudited pro forma information is being provided for the business acquisitions made during the year ended December 31, 2003 as though the Company made the acquisitions at the beginning of the year ended December 31:

	2003 (In thousands, except earnings per share) (unaudited)
Operating income	$ 20,869
Income before income taxes	19,444
Net income	11,578
Basic earnings per share	$ 1.03
Diluted earnings per share	$ 1.02

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present quarterly financial information for 2005 and 2004:

	2005 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Operating revenues (1)	$ 86,192	$ 91,027	$ 88,484	$ 95,177
Operating expenses (1)	81,034	84,479	84,471	87,370
Operating income	5,158	6,548	4,013	7,807
Non-operating income	191	108	155	23
Interest expense	445	474	422	540
Income taxes	2,001	2,502	1,533	2,947
Net income	$ 2,903	$ 3,680	$ 2,213	$ 4,343
Net income per common share:				
Basic	$ 0.26	$ 0.33	$ 0.20	$ 0.41
Diluted	$ 0.26	$ 0.33	$ 0.20	$ 0.41
Average common shares outstanding:				
Basic	11,305	11,114	10,818	10,634
Diluted	11,327	11,130	10,821	10,636

	2004 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)			
Operating revenues (1)	$ 80,120	$ 82,284	$ 79,080	$ 83,582
Operating expenses (1)	76,322	75,734	73,491	80,333
Operating income	3,798	6,550	5,589	3,249
Non-operating income	93	62	161	148
Interest expense	443	411	466	438
Income taxes	1,417	2,554	2,136	1,197
Net income	$ 2,031	$ 3,647	$ 3,148	$ 1,762
Net income per common share:				
Basic	$ 0.18	$ 0.32	$ 0.28	$ 0.16
Diluted	$ 0.18	$ 0.32	$ 0.28	$ 0.16
Average common shares outstanding:				
Basic	11,295	11,296	11,298	11,301
Diluted	11,321	11,322	11,324	11,327

(1) In order to conform to industry practice, during 2004 the Company began to classify fuel surcharges charged to customers as revenue rather than as a reduction of operating supplies expense. This reclassification has no effect on net operating income, net income or earnings per share. The Company has made corresponding reclassifications to comparative periods shown.

* * * * * *

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On June 16, 2005, the Company dismissed its independent auditors, Deloitte & Touche LLP, and on the same date engaged Grant Thornton LLP as its independent auditors for the fiscal year ending December 31, 2005. Each of these actions was approved by the Audit committee of the Company. Information with respect to this matter is included in the Company's current report on Form 8-K filed June 21, 2005.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as amended. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Grant Thornton LLP, an independent registered public accounting firm, who has issued an attestation report on management's assessment of the Company's internal control over financial reporting, as stated in their report which is included below.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of P.A.M. Transportation Services, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that P.A.M. Transportation Services, Inc. (a Delaware Corporation) and subsidiaries, (collectively, the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of P.A.M. Transportation Services, Inc. and subsidiaries, as of December 31, 2005, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for the year then ended and our report dated March 1, 2006 expressed an unqualified opinion on those financial statements.

GRANT THORNTON LLP
Tulsa, Oklahoma
March 1, 2006

Item 9B. Other Information.

None.

PART III

Portions of the information required by Part III of Form 10-K are, pursuant to General Instruction G (3) of Form 10-K, incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A for our Annual Meeting of Stockholders to be held on May 24, 2006. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors and Executive Officers of the Registrant.

The information responsive to this item, with the exception of the Audit Committee and Code of Ethics information presented below, is incorporated by reference from the sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the proxy statement.

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee consist of Thomas H. Cooke (committee chairman), Frank L. Conner, and Charles F. Wilkins. The Board of Directors has determined that Mr. Conner and Mr. Cooke, both members of the Audit Committee, are each qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. Mr. Conner and Mr. Cooke are independent, as independence for audit committee members is defined in the listing standards of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website (www.pamt.com). We intend to post amendments to or waivers from our Code of Ethics, of the type referred to in Item 5.05 of Form 8-K, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, on our website.

Item 11. Executive Compensation.

The information responsive to this item is incorporated by reference from the section entitled "Executive Compensation" contained in the proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information responsive to this item, with the exception of the equity compensation plan information presented below, is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" contained in the proxy statement.

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2005, information about compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity Compensation Plans approved by Security Holders	286,500	$22.22	263,500
Equity Compensation Plans not approved by Security Holders	-0-	-0-	-0-
Total	286,500	$22.22	263,500

Item 13. Certain Relationships and Related Transactions.

The information responsive to this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" contained in the proxy statement.

Item 14. Principal Accountant Fees and Services.

The information responsive to this item is incorporated by reference from the section entitled "Principal Accountant Fees and Services" contained in the proxy statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Schedules.

(1) Financial Statements: See Part II, Item 8 hereof.

Report of Independent Registered Public Accounting Firm – Grant Thornton LLP
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
Consolidated Balance Sheets - December 31, 2005 and 2004
Consolidated Statements of Income - Years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Shareholders' Equity - Years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows - Years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted as the required information is inapplicable, or because the information is presented in the consolidated financial statements or related notes.

(3) Exhibits.

The following exhibits are filed with or incorporated by reference into this Report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("1986 S-1"); (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 ("6/30/94 10-Q"); (iii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 ("6/30/95 10-Q"); (iv) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (9/30/96 10-Q); (v) the Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 10-K"); (vi) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("6/30/98 10-Q"); (vii) the Form S-8 Registration Statement filed on June 11, 1999; (viii) the Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10-K"); (ix) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 ("3/31/02 10-Q"); (x) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 ("9/30/2004 10-Q"); (xi) the Annual Report on Form 10-K for the year ended December 31, 2004 ("2004 10-K"); (xii) the Form 8-K filed on January 25, 2005 ("01/25/2005 8-K"); or (xiii) Form 8-K filed on March 7, 2005 ("03/07/2005 8-K").

Exhibit #	Description of Exhibit
*3.1	Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 3/31/02 10-Q)
*3.2	Amended and Restated By-Laws of the Registrant (Exh. 3.2, 3/31/02 10-Q)
*4.1	Specimen Stock Certificate (Exh. 4.1, 1986 S-1)
*4.2	Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note (Exh. 4.1, 6/30/94 10-Q)
*4.2.1	Security Agreement dated July 26, 1994 between First Tennessee Bank National Association and P.A.M. Transport, Inc. (Exh. 4.2, 6/30/94 10-Q)
*4.3	First Amendment to Loan Agreement dated June 27, 1995 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together With Promissory Note in the principal amount of $2,500,000 (Exh. 4.1.1, 6/30/95 10-Q)

*4.3.1	First Amendment to Security Agreement dated June 28, 1995 by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (Exh. 4.2.2, 6/30/95 10-Q)
*4.3.2	Security Agreement dated June 27, 1995 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 6/30/95 10-Q)
*4.3.3	Guaranty Agreement of P.A.M. Transportation Services, Inc. dated June 27, 1995 in favor of First Tennessee Bank National Association respecting $10,000,000 line of credit (Exh. 4.1.4, 6/30/95 10-Q)
*4.4	Second Amendment to Loan Agreement dated July 3, 1996 by P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $5,000,000 (Exh. 4.1.1, 9/30/96 10-Q)
*4.4.1	Second Amendment to Security Agreement dated July 3, 1996 by and between P.A.M. Transport, Inc. and First Tennessee National Bank Association (Exh. 4.1.2, 9/30/96 10-Q)
*4.4.2	First Amendment to Security Agreement dated July 3, 1996 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 9/30/96 10-Q)
*4.4.3	Security Agreement dated July 3, 1996 by and between Allen Freight Services, Inc. and First Tennessee Bank National Association (Exh. 4.1.4, 9/30/96 10-Q)
*4.5.1	Loan Agreement dated as of November 22, 2000 by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.1, 2001 10-K)
*4.5.2	Revolving Credit Note dated November 22, 2000 (Exh. 4.5.2, 2001 10-K)
*4.5.3	Security Agreement by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh. 4.5.3, 2001 10-K)
*4.5.4	First Amendment to Loan Agreement, Revolving Credit Note and Security Deposit (Exh. 4.5.4, 2001 10-K)
*10.1	Employment Agreement between the Registrant and Robert W. Weaver, effective July 1, 2002 (Exh. 10.1.1, 2001 10-K)
*10.1.1	New Employment Agreement between the Registrant and Robert W. Weaver, effective July 1, 2004 (Exh. 10.1, 01/25/2005 8-K)
*10.2	Employment Agreement between the Registrant and W. Clif Lawson, dated January 1, 2002 (Exh. 10.2, 2001 10-K)
*10.2.1	Memo exercising the Company's option to extend W. Clif Lawson's Employment Agreement by one year (Exh. 10.2.1, 2004 10-K)
*10.3	Employment Agreement between the Registrant and Larry J. Goddard, dated January 1, 2002 (Exh. 10.3, 2001 10-K)
*10.3.1	Memo exercising the Company's option to extend Larry J. Goddard's Employment Agreement by one year (Exh. 10.3.1, 2004 10-K)
*10.4	1995 Stock Option Plan, as Amended and Restated (Exh. 4.1, 6/11/99 S-8)
*10.4.1	Amendment to 1995 Stock Option Plan (Exh. 10.1, 03/07/2005 8-K)
*10.5	Interest rate swap agreement, dated March 1, 2001 (Exh. 10.5, 2001 10-K)
*10.6	Interest rate swap agreement dated June 1, 2001 (Exh. 10.6, 2001 10-K)
*10.7	Employee Non-Qualified Stock Option Agreement (Exh. 10.1, 9/30/2004 10-Q)

*10.8	Director Non-Qualified Stock Option Agreement (Exh. 10.2, 9/30/2004 10-Q)
*10.9	Executive Officers and Certain Other Employees Incentive Compensation Plan, as amended (Exh. 10.3, 9/30/2004 10-Q)
10.10	Extension of Executive Officers and Certain Other Employees Incentive Compensation Plan, as amended
21.1	Subsidiaries of the Registrant
23.1	Consent of Grant Thornton LLP
23.2	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a) Certification of Principal Executive Officer
31.2	Rule 13a-14(a) Certification of Principal Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.A.M. TRANSPORTATION SERVICES, INC.

Dated: March 8, 2006

By: /s/ Robert W. Weaver
ROBERT W. WEAVER
President and Chief Executive Officer
(principal executive officer)

Dated: March 8, 2006

By: /s/ Larry J. Goddard
LARRY J. GODDARD,
Vice President-Finance, Chief Financial Officer,
Secretary and Treasurer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Dated: March 8, 2006

By: /s/ Robert W. Weaver
ROBERT W. WEAVER,
President and Chief Executive Officer, Director

Dated: March 8, 2006

By: /s/ Frederick P. Calderone
FREDERICK P. CALDERONE, Director

Dated: March 8, 2006

By: /s/ Frank L. Conner
FRANK L. CONNER, Director

Dated: March 8, 2006

By: /s/ Thomas H. Cooke
THOMAS H. COOKE, Director

Dated: March 8, 2006

By: /s/ Manuel J. Moroun
MANUEL J. MOROUN, Director

Dated: March 8, 2006

By: /s/ Matthew T. Moroun
MATTHEW T. MOROUN, Director

Dated: March 8, 2006

By: /s/ Daniel C. Sullivan
DANIEL C. SULLIVAN, Director

Dated: March 8, 2006

By: /s/ Charles F. Wilkins
CHARLES F. WILKINS, Director

Directors

Frederick P. Calderone
Vice President
CenTra, Inc.
(Transportation holding company)
Warren, Michigan

Frank L. Conner
Executive Vice President, Finance and Accounting and Chief Financial Officer
FedEx Freight East
Harrison, Arkansas

Thomas H. Cooke
Retired (from Ford Motor Company)
Naples, Florida

Manuel J. Moroun
President and Chief Executive Officer
CenTra, Inc.
(Transportation holding company)
Warren, Michigan

Matthew T. Moroun
Vice Chairman of the Board
CenTra, Inc.
(Transportation holding company);
Chairman of the Board of DuraRock Reinsurance, Ltd. (Reinsurance company);
Chairman of the Board of Oakland Financial Corporation
(Insurance holding company)
Warren, Michigan

Daniel C. Sullivan
Attorney at Law
Sullivan, Hincks & Conway
Oak Brook, Illinois

Robert W. Weaver
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.

Charles F. Wilkins
Retired (from Ford Motor Company)
Sebastian, Florida

Executive Officers

Robert W. Weaver
President and Chief Executive Officer

W. Clif Lawson
Executive Vice President and Chief Operating Officer

Larry J. Goddard
Vice President — Finance, Chief Financial Officer, Secretary and Treasurer

10-K Information

Additional information is included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Copies of Form 10-K are available at no charge to stockholders upon written request to:

Larry J. Goddard
P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770

Corporate Headquarters

297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770
(479) 361-9111

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held at 9:00 am, local time, Wednesday, May 24, 2006, at The Ritz-Carlton, Naples
280 Vanderbilt Beach Road
Naples, Florida 34108

Transfer Agent and Registrar

Sun Trust Bank
P.O. Box 4625
Mail Code 0258
Atlanta, Georgia 30302

Auditors

Grant Thornton, LLP
2431 East 61st Street
Tulsa, Oklahoma 74136

General Counsel

Dickinson Wright PLLC
Detroit, Michigan 48226

Common Stock

The Company's common stock is traded on the Nasdaq National Market under the trading symbol PTSI.

P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770